Exhibit 99.2

WOORI BANK

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND FOR THE THREE AND

NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

The accompanying separate interim financial statements, including all footnote disclosures,

were prepared by, and are the responsibility of, the management of Woori Bank.

Tae Seung Sohn

President and Chief Executive Officer

Headquarters: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2002-3000

WOORI BANK

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

	September 30, 2018(*)	December 31, 2017(*)
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 6 and 45)	5,181,071	5,328,960
Financial assets at fair value through profit or loss (“FVTPL”) (K-IFRS 1109) (Notes 4, 7, 11, 12, 18, 26 and 45)	3,574,953	—
Financial assets at FVTPL (K-IFRS 1039) (Notes 4, 7, 11, 12, 18, 26 and 45)	—	4,133,724
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12, and 18)	15,430,525	—
Available for sale (“AFS”) financial assets (Notes 4, 8, 11, 12 and 18)	—	14,186,704
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	19,012,864	—
Held to maturity (“HTM”) financial assets (Notes 4, 9, 11, 12 and 18)	—	16,638,727
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 45)	256,674,666	—
Loans and receivables (Notes 4, 10, 11, 12, 18 and 45)	—	248,810,624
Investments in subsidiaries and associates (Note 13)	4,230,919	4,148,795
Investment properties (Note 14)	362,707	350,235
Premises and equipment (Note 15)	2,343,666	2,374,590
Intangible assets (Note 16)	375,686	303,325
Assets held for sale (Note 17)	2,315	46,183
Deferred tax assets	—	238,543
Derivative assets (Held for hedging) (Notes 4,11, 12 and 26)	13,716	59,272
Other assets (Notes 19 and 45)	206,658	117,889

Total assets	307,409,746	296,737,571

LIABILITIES
Financial liabilities at FVTPL (K-IFRS 1109) (Notes 4, 11 12, 20, 26 and 45)	2,221,929	—
Financial liabilities at FVTPL (K-IFRS 1039) (Notes 4, 11, 12, 20, 26 and 45)	—	3,416,978
Deposits due to customers (Notes 4, 11, 21 and 45)	226,233,596	224,384,156
Borrowings (Notes 4, 11, 12 and 22)	13,941,360	13,662,984
Debentures (Notes 4, 11 and 22)	21,457,360	21,707,466
Provisions (Notes 23, 44 and 45)	324,051	368,027
Net defined benefit liability (Note 24)	80,148	14,284
Current tax liabilities	195,220	212,376
Deferred tax liabilities	3,341	—
Derivative liabilities (Held for hedging) (Notes 4, 11,12 and 26)	38,094	12,103
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	21,653,196	13,029,421
Other liabilities (Notes 25 and 45)	176,193	135,686

Total liabilities	286,324,488	276,943,481

(Continued)

WOORI BANK

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 (CONTINUED)

	September 30, 2018(*)	December 31, 2017(*)
	(Korean Won in millions)
EQUITY
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,161,963	3,017,888
Capital surplus (Note 28)	269,533	269,533
Other equity (Note 30)	(323,809)	(135,282)
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of September 30, 2018 and December 31, 2017 is 2,091,721 million Won and 2,017,342 million Won, respectively.
Regulatory reserve for credit loss to be reversed (reserved) as of September 30, 2018 and December 31, 2017 is 159,292 million Won and (-) 74,379 million Won, respectively.
Planned provision reversed (reserved) of regulatory reserve for credit loss as of September 30, 2018 and December 31, 2017 is 159,292 million Won and (-) 74,379 million Won, respectively)	14,596,179	13,260,559

Total equity	21,085,258	19,794,090

Total liabilities and equity	307,409,746	296,737,571

(*)

The separate interim statement of financial position as of September 30, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative separate statement of financial position as of December 31, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

See accompanying notes

WOORI BANK

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2018 AND 2017

	Korean Won
	2018(*)		2017(*)
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(In millions, except for per share data)
Interest income	2,119,450	6,124,373	1,881,273	5,482,056
Financial assets at FVTPL (K-IFRS 1109)	473	5,724	—	—
Financial assets at FVTOCI	66,364	174,380	—	—
Financial assets at amortized cost	2,052,613	5,944,269	—	—
Financial assets at FVTPL (K-IFRS 1039)	—	—	4,846	13,724
AFS financial assets	—	—	51,424	156,691
HTM financial assets	—	—	76,328	223,391
Loans and receivables	—	—	1,748,675	5,088,250
Interest expense	(921,889)	(2,611,523)	(747,565)	(2,216,690)

Net interest income (Notes 34 and 45)	1,197,561	3,512,850	1,133,708	3,265,366
Fees and commissions income	280,204	876,472	279,128	808,305
Fees and commissions expense	(36,417)	(106,624)	(38,302)	(101,629)

Net fees and commissions income (Notes 35 and 45)	243,787	769,848	240,826	706,676
Dividend income (Notes 36 and 45)	16,501	56,996	48,444	110,180
Net gain(loss) on financial instruments at FVTPL (K-IFRS 1109) (Notes 11, 37 and 45)	(35,581)	72,241	—	—
Net gain(loss) on financial instruments at FVTPL (K-IFRS 1039) (Notes 11, 37 and 45)	—	—	42,805	(94,788)
Net gain on financial assets at FVTOCI (K-IFRS 1109) (Notes 11 and 38)	427	1,150
Net gain on AFS financial assets (Notes 11 and 38)	—	—	47,211	137,449
Net gain on financial assets at amortized cost	8,733	23,586	—	—
Net gain on disposals of securities at amortized cost	—	431	—	—
Net gain on disposals of loans and other financial assets at amortized cost	8,733	23,155	—	—
Impairment reverse (losses) due to credit loss (Notes 39 and 45)	(12,347)	151,061	(156,786)	(336,690)
General and administrative expenses (Notes 40 and 45)	(709,230)	(2,065,089)	(1,001,984)	(2,352,496)
Other net operating income (expenses) (Notes 40 and 45)	(21,890)	(211,643)	(121,657)	95,210

Operating income	687,961	2,311,000	232,567	1,530,907
Share of losses on subsidiaries and associates (Note 13)	—	—	(9,635)	(47,182)
Net other non-operating income	56,598	81,702	22,462	59,133

Non-operating income (Note 41)	56,598	81,702	12,827	11,951
Net income before income tax expense	744,559	2,392,702	245,394	1,542,858
Income tax expense (Note 42)	(202,359)	(645,687)	(52,986)	(346,024)

(Continued)

WOORI BANK

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2018 AND 2017 (CONTINUED)

	Korean Won
	2018(*)		2017(*)
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(In millions, except for per share data)
Net income
(Net income after the provision of regulatory reserve for credit loss for the nine months ended September 30, 2018 and 2017 is 1,712,030 million Won and 1,171,730 million Won, respectively, and net income after the provision of regulatory reserve for credit loss for the three months ended September 30, 2018 and 2017 is 522,619 million Won and 156,498 million Won, respectively) (Note 32)	542,200	1,747,015	192,408	1,196,834

Net gain(loss) on valuation of equity securities at FVTOCI	(13,878)	15,168	—	—
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	14	144	—	—
Remeasurement of the net defined benefit liability	16,943	(41,402)	21,817	12,868

Items that will not be reclassified to profit or loss	3,079	(26,090)	21,817	12,868
Net gain on valuation of debt securities at FVTOCI	6,547	18,729	—	—
Net loss on valuation of AFS financial assets	—	—	(16,426)	(32,644)
Net gain (loss) on foreign currencies translation of foreign operations	(5,853)	4,242	1,712	(12,801)

Items that may be reclassified to profit or loss	694	22,971	(14,714)	(45,445)
Other comprehensive income(loss), net of tax	3,773	(3,119)	7,103	(32,577)

Total comprehensive income	545,973	1,743,896	199,511	1,164,257

Net income per share (Note 43)
Basic and diluted earnings per common share (in Korean Won)	750	2,428	228	1,585

(*)

The separate interim statement of comprehensive income for the three months and nine months ended September 30, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative separate interim statement of comprehensive income for the three months and nine months ended September 30, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

See accompanying notes

WOORI BANK

SEPARATE INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
	(Korean Won in millions)
January 1, 2017	3,381,392	3,574,896	269,533	138,542	12,488,155	19,852,518
Net income	—	—	—	—	1,196,834	1,196,834
Dividends on common stocks	—	—	—	—	(336,636)	(336,636)
Loss on valuation of available-for-sale financial assets	—	—	—	(32,644)	—	(32,644)
Loss on foreign currency translation of foreign operations	—	—	—	(12,801)	—	(12,801)
Remeasurement gain related to defined benefit plan	—	—	—	12,868	—	12,868
Dividends to hybrid securities	—	—	—	—	(129,921)	(129,921)
Issuance of hybrid securities	—	559,565	—	—	—	559,565
Redemption of hybrid securities	—	(1,116,573)	—	(208,158)	—	(1,324,731)

September 30, 2017(*)	3,381,392	3,017,888	269,533	(102,193)	13,218,432	19,785,052

January 1, 2018	3,381,392	3,017,888	269,533	(135,282)	13,260,559	19,794,090
Cumulative effect of change in accounting policy (Note 2)	—	—	—	(393,473)	246,464	(147,009)

Adjusted balance, beginning of period	3,381,392	3,017,888	269,533	(528,755)	13,507,023	19,647,081
Net income	—	—	—	—	1,747,015	1,747,015
Dividends on common stocks	—	—	—	—	(336,636)	(336,636)
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	—	—	—	144	—	144
Changes in other comprehensive income due to redemption of financial liabilities designated as at FVTPL	—	—	—	(4)	4	—
Net gain on valuation of financial assets at FVTOCI	—	—	—	33,897	—	33,897
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	279	(279)	—
Gain on foreign currency translation of foreign operations	—	—	—	4,242	—	4,242
Remeasurement loss related to defined benefit plan	—	—	—	(41,402)	—	(41,402)
Appropriation of retained earnings	—	—	—	208,158	(208,158)	—
Dividends to hybrid securities	—	—	—	—	(112,790)	(112,790)
Issuance of hybrid securities	—	398,707	—	—	—	398,707
Redemption of hybrid securities	—	(254,632)	—	(368)	—	(255,000)

September 30, 2018(*)	3,381,392	3,161,963	269,533	(323,809)	14,596,179	21,085,258

(*)

The separate interim statements of changes in equity for the nine months ended September 30, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative separate interim statements of changes in equity for the nine months ended September 30, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

See accompanying notes

WOORI BANK

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

	For the nine months ended September 30
	2018(*)	2017(*)
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,747,015	1,196,834
Adjustment to net income:
Income tax expense	645,687	346,024
Interest income	(6,124,373)	(5,482,056)
Interest expense	2,611,523	2,216,690
Dividend income	(87,789)	(137,690)

	(2,954,952)	(3,057,032)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	—	336,690
Impairment loss on investments in subsidiaries and associates	—	47,182
Loss on transaction and valuation of derivatives (Held for hedging)	78,290	22,539
Loss on hedged items (fair value hedge)	—	6,856
Loss on provision	11,806	10,889
Retirement benefits	96,344	98,527
Depreciation and amortization	156,325	124,707
Loss on disposal of premises and equipment and other assets	829	1,156
Impairment loss on premises and equipment and other assets	36	153

	343,630	648,699

Deductions of income not involving cash inflows:
Reversal of impairment losses due to credit loss	151,061	—
Gain on valuation of financial assets at FVTPL (K-IFRS 1109)	104,839	—
Gain on valuation of financial instruments at FVTPL (K-IFRS 1039)	—	70,265
Gain on financial assets at FVTOCI	1,150	—
Gain on AFS financial assets	—	137,449
Gain on disposal of securities at amortized cost	431	—
Gain on transaction and valuation of derivatives (hedging)	985	7,038
Gain on hedged items (fair value hedge)	83,531	25,055
Gain on provisions	1,619	1,779
Gain on disposal of investment in subsidiaries and associates	35,409	9,232
Gain on disposal of premises and equipment and other assets	25,280	12,713
Reversal of impairment loss on premises and equipment and other assets	491	88

	404,796	263,619

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017 (CONTINUED)

	For the nine months ended September 30
	2018(*)	2017(*)
	(Korean Won in millions)
Changes in operating assets and liabilities:
Financial assets at FVTPL (K-IFRS 1109)	1,163,657	—
Financial assets at FVTPL (K-IFRS 1039)	—	(204,017)
Loans and other financial assets at amortized cost	(7,884,160)	—
Loans and receivables	—	(6,929,960)
Other assets	(87,429)	(86,912)
Deposits due to customers	1,848,945	4,508,409
Provision	7,018	10,144
Net defined benefit liability	(87,602)	(16,510)
Other financial liabilities	8,360,402	1,562,611
Other liabilities	42,892	8,940

	3,363,723	(1,147,295)

Cash received from(paid for) operating activities:
Interest income received	6,044,728	5,531,811
Interest expense paid	(2,369,743)	(2,232,723)
Dividend received	87,789	134,045
Income tax paid	(363,361)	(281,194)

Net cash provided by operating activities	5,494,033	529,526

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of Financial assets at FVTPL (K-IFRS 1109)	8,208,527	—
Disposal of financial assets at FVTOCI	6,245,472	—
Disposal of AFS financial assets	—	16,206,321
Redemption of securities at amortized cost	7,051,411	—
Redemption of HTM financial assets	—	6,772,192
Disposal of investments in subsidiaries and associates	59,712	32,876
Disposal of premises and equipment	32	6,194
Disposal of intangible assets	2,696	383
Disposal of assets held for sale	73,596	14,914

	21,641,446	23,032,880

Cash out-flows from investing activities:
Acquisition of financial assets at FVTPL (K-IFRS 1109)	8,447,711	—
Acquisition of financial instruments at FVTOCI	8,570,616	—
Acquisition of AFS financial assets	—	15,519,965
Acquisition of securities at amortized cost	9,434,419	—
Acquisition of HTM financial assets	—	9,242,169
Acquisition of investments in subsidiaries and associates	205,363	454,332
Acquisition of investment properties	8,214	2,647
Acquisition of premises and equipment	53,639	110,916
Acquisition of intangible assets	149,408	148,862

	26,869,370	25,478,891

Net cash used in investing activities	(5,227,924)	(2,446,011)

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017 (CONTINUED)

	For the nine months ended September 30
	2018(*)	2017(*)
	(Korean Won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	6,451,285	9,229,323
Issuance of debentures	3,690,910	6,936,910
Issuance of hybrid securities	398,707	559,565

	10,540,902	16,725,798

Cash out-flows for financing activities:
Repayment of borrowings	6,387,075	10,085,689
Repayment of debentures	4,078,068	3,847,036
Payment of dividends to common stocks	336,636	336,636
Redemption of hybrid securities	255,000	1,323,400
Dividends paid on hybrid securities	101,328	131,423

	11,158,107	15,724,184

Net cash provided by(used in) financing activities	(617,205)	1,001,614

Net decrease in cash and cash equivalents	(351,096)	(914,871)
Cash and cash equivalents, beginning of the period	5,328,960	6,104,029
Effects of exchange rate changes on cash and cash equivalents	203,207	(138,180)

Cash and cash equivalents, end of the period (Note 6)	5,181,071	5,050,978

(*)

The separate interim statement of cash flows for the nine months ended September 30, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative separate interim flows for the nine months ended September 30, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

See accompanying notes

WOORI BANK

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND FOR THE THREE MONTHS AND THE NINE MONTHS

ENDED SEPTEMBER 30, 2018 AND 2017

1.	GENERAL

(1)	Woori Bank

Woori Bank (the “Bank”) was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001, held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into the Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. Since then, there have been no change in numbers of issued shares. As a result, as of September 30, 2018, the common stock of the Bank amounts to 3,381,392 million Korean Won.

During the year ended December 31, 2016, the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Bank, sold its 187 million shares in the Bank in accordance with the contract of “Disposal of Woori Bank’s shares to Oligopolistic Shareholders”. In addition to the sale, during the years ended December 31, 2017, KDIC sold additional 33 million shares. As of September 30, 2018 and December 31, 2017, KDIC held 125 million (18.43% ownership interest) of the Bank’s shares issued.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange. As Woori Finance Holdings Co., Ltd. was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on the Korea Exchange and the New York Stock Exchange.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The headquarters of the Bank is located at 51, Sogong-ro, Jung-gu, Seoul, Korea. The Bank has 878 branches and offices in Korea, and 23 branches and offices overseas as of September 30, 2018.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Bank’s separate interim financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting and K-IFRS 1027, Separate Financial Statements. It is necessary to use the annual separate financial statements for the year ended December 31, 2017 for understanding of the accompanying interim financial statements.

Unless stated below, the accounting policies applied in preparing the accompanying separate interim financial statements have been applied consistently with the annual separate financial statements as of and for the year ended December 31, 2017.

1)	The Bank has newly adopted the following K-IFRS that affected the Bank’s accounting policies:

•	Adoption to K-IFRS 1109 – Financial instruments (enacted)

The Bank applied for the first time as of January 1, 2018, the adoption to K-IFRS 1109 and other standards related to K-IFRS 1109, which introduces new rules: 1) classification and measurement of financial assets and financial liabilities, 2) impairment of financial assets, and 3) hedge accounting.

The Bank decided not to restate the prior period figures when applying the Standard for the first time, thus the comparative financial statements presented are not restated.

The main contents of the new accounting standard and the effect on the financial statements of the Bank are as follows.

a) Classification and measurement of financial assets and financial liabilities

All financial assets included in the scope of K-IFRS 1109 are subsequently measured at amortized cost or fair value based on the business model for the management of financial assets and the nature of the contractual cash flows.

Debt instruments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods (Financial assets at amortized cost).

Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at fair value through other comprehensive income (financial assets at fair value through other comprehensive income (“FVTOCI”)).

All other debt instruments and equity instruments are measured at their fair value at the end of subsequent accounting periods (financial assets at fair value through profit or loss (“FVTPL”)).

Notwithstanding the foregoing, the Bank may make the following irrevocable choice or designation at the time of initial recognition of a financial assets.

The Bank may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument within the scope of this Standard that is neither held for trading nor contingent consideration recognized by an acquirer in a business combination to which K-IFRS 1103 applies.

At initial recognition, financial assets at amortized cost or FVTOCI may be irrevocably designated as financial assets at fair value through profit or loss mandatorily measured at fair value if doing so eliminate or significantly reduce a measurement or recognition inconsistency.

As of the date of first adoption of K-IFRS 1109, there are no debt instruments classified either as financial assets at amortized cost or FVTOCI that are designated as financial assets at fair value through profit or loss.

When debt instruments measured at FVTOCI are derecognized, the cumulative gain or loss recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment. On the other hand, for equity instruments designated as financial assets at fair value through other comprehensive income, cumulative gains or losses previously recognized in other comprehensive income are not subsequently reclassified to profit or loss. Debt instruments measured subsequently at amortized cost of fair value through other comprehensive income are subject to impairment provisions.

The classification and measurement of financial assets and financial liabilities in accordance with K-IFRS 1109 and K-IFRS 1039 as of January 1, 2018 are as follows (Unit: Korean Won in millions):

	Classification according to K-IFRS 1039	Classification according to K-IFRS 1109	Classification according to K-IFRS 1039	Reclassifica- tion	Remeasure- ment	Classification according to K-IFRS 1109
Deposit	Loans and receivables	Loan and other financial assets at amortized cost	7,394,885	—	—	7,394,885
Deposit	Financial assets at FVTPL	Financial assets at FVTPL	25,972	—	—	25,972
Debt securities	Financial assets at FVTPL	Financial assets at FVTPL(*)	1,008,827	—	—	1,008,827
Equity securities	Financial assets at FVTPL	Financial assets at FVTPL(*)	156	—	—	156
Derivatives	Financial assets at FVTPL	Financial assets at FVTPL(*)	3,098,769	(2,137)	—	3,096,632
Equity securities	AFS financial assets	Financial assets at FVTPL(*)	1,254,928	1,219	—	1,256,147
Equity securities	AFS financial assets	Financial assets at FVTOCI	684,153	—	—	684,153
Debt securities	AFS financial assets	Financial assets at FVTOCI	12,247,622	—	—	12,247,622
Debt securities	HTM financial assets	Securities at amortized cost	16,638,727	—	—	16,638,727
Loans	Loans and receivables	Financial assets at FVTPL (*)	51,653	918	282	52,853
Loans	Loans and receivables	Loan and other financial assets at amortized cost	236,691,399	—	—	236,691,399
Derivatives assets	Derivatives assets	Derivatives assets (Held for hedging)	59,272	—	—	59,272
Other financial assets	Loans and receivables	Loan and other financial assets at amortized cost	6,233,677	—	—	6,233,677

	Total financial assets		285,390,040	—	282	285,390,322

(*)

Under K-IFRS 1039, the embedded derivatives out of hybrid financial instruments are accounted for as derivatives assets or liabilities if the criteria for separation of the embedded derivative are met and the rest of host contracts in those instruments are recorded as available-for-sale financial assets or loans and receivables respectively. Since K-IFRS 1109 requires financial instruments be accounted for based on the terms of the entire financial instruments, the hybrid financial assets are revalued and recorded as financial assets at fair value through profit or loss.

	Classification according to K-IFRS 1039	Classification according to K-IFRS 1109	Classification according to K-IFRS 1039	Reclassific- ation	Remeasure- ment	Classification according to K-IFRS 1109
Deposit due to customers	Financial liabilities at FVTPL	Financial liabilities at FVTPL	25,964	—	—	25,964
Deposit due to customers	Financial liabilities at amortized cost	Financial liabilities at amortized cost	224,384,156	—	—	224,384,156
Borrowings	Financial liabilities at amortized cost	Financial liabilities at amortized cost	13,662,984	—	—	13,662,984
Debentures	Financial liabilities at FVTPL	Financial liabilities at FVTPL	91,739	—	—	91,739
Debentures	Financial liabilities at amortized cost	Financial liabilities at amortized cost	21,707,466	—	—	21,707,466
Equity-linked securities	Financial liabilities at FVTPL	Financial liabilities at FVTPL	160,057	—	—	160,057
Derivatives liabilities	Financial liabilities at FVTPL	Financial liabilities at FVTPL	3,139,218	—	—	3,139,218
Derivatives liabilities	Derivatives liabilities	Derivatives liabilities (Held for hedging)	12,103	—	—	12,103
Other financial liabilities	Financial liabilities at amortized cost	Financial liabilities at amortized cost	13,029,421	—	—	13,029,421
Provision for financial guarantee	Provision for financial guarantee	Financial liabilities at amortized cost	74,277	—	—	74,277

	Total financial liabilities		276,287,385	—	—	276,287,385

At the date of the initial application of K-IFRS 1109, there were no financial assets or liabilities measured at FVTPL that were reclassified to FVTOCI or amortized cost category.

As of the date of initial adoption of K-IFRS 1109, there are no financial assets at FVTPL or FVTOCI reclassified to the amortized cost measurement category.

b) Impairment of financial assets

The impairment model under K-IFRS 1109 reflects expected credit losses, as opposed to incurred credit losses under K-IFRS 1039. Under the impairment approach in K-IFRS 1109, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, the Bank accounts for expected credit losses and changes in those expected credit losses. The amount of expected credit losses should be updated at each reporting date to reflect changes in credit risk since initial recognition.

The Bank is required to recognize the expected credit losses for financial instruments measured at amortized cost or FVTOCI, and loan commitments and financial guarantee contracts that are subject to the impairment provisions of K-IFRS 1109. In particular, when the credit risk of the financial instruments are significantly increased after initial recognition, or when the credit quality of the financial instruments is already impaired at acquisition, the loss allowance is measured as the expected credit loss for the whole life of financial assets. If the credit risk of a financial instruments do not increase significantly after initial recognition (excluding purchased or originated credit-impaired loans—for financial assets already impaired at initial recognition), the Bank measures the loss allowance on the financial instruments at the amount equivalent to the expected 12-month credit loss.

Management determined the credit risk at the date of initial recognition of the financial instrument in accordance with K-IFRS 1109 and provide a reasonable and supportive measure that can be used without undue cost or effort in comparison with the credit risk of the initial application date (January 1, 2018) the Bank used information that could be used to assess the impairment of the Bank’s financial assets, lending arrangements and financial guarantees at the date of initial application. As of January 1, 2018, the application results are as follows (Unit: Korean Won in millions):

	Classification according to K-IFRS 1039	Classification according to K-IFRS 1109	Loss allowances per K-IFRS 1039(A)	Loss allowances per K-IFRS 1109 (B)	Increases (B-A)
Deposit	Loans and receivables	Loan and other financial assets at amortized cost	2,080	2,464	384
Debt securities
AFS debt securities	AFS financial assets	Financial assets at FVTOCI	—	3,778	3,778
HTM securities	HTM financial assets	Securities at amortized cost	—	4,996	4,996
Loans and other financial assets	Loans and receivables	Loan and other financial assets at amortized cost	1,558,910	1,728,959	170,049
Payment guarantee			185,557	194,997	9,440
Loan commitment			36,031	55,373	19,342

	Total		1,782,578	1,990,567	207,989

c) Classification and measurement of financial liabilities

One of the major changes related to the classification and measurement of financial liabilities as a result of the adoption of K-IFRS 1109 is the change in the fair value of financial liabilities designated as fair value through profit or loss due to the change in issuer’s own credit risk. The Bank recognizes the effect of changes in the credit risk of financial liabilities designated as at FVTOCI in other comprehensive income, except for cases where it causes or disproves accounting misstatement of the profit or loss. Changes in fair value due to credit risk of financial liabilities are not subsequently reclassified to profit or loss, but are replaced with retained earnings when financial liabilities are eliminated.

In accordance with K-IFRS 1039, the entire of changes in fair value of financial liabilities designated as at FVTPL are recognized in profit or loss. As of January 1, 2018, the Bank designated 251,796 million Korean Won of FVTPL out of 276,291,854 million of financial liabilities, and recognized 133 million Korean Won as accumualted other comprehensive loss in relation to changes in the credit risk of financial liabilities.

d) Hedge accounting

The new hedge accounting model maintains three types of hedge accounting. However, it is introduced more flexibility in the types of transactions that are eligible for hedge accounting and is expanded the types of hedging instruments and non-financial hedge items that qualify for hedge accounting. As a whole, it has been amended and replaced by the principle of “economic relationship” between the hedged item and the hedging instrument. Retrospective assessment of the hedging effectiveness is no longer required. Additional disclosure requirements have been introduced in relation to the Bank’s risk management activities.

In accordance with the transitional provisions of K-IFRS 1109 on hedge accounting, the Bank adopted the hedge accounting provisions of K-IFRS 1109 prospectively from January 1, 2018. As of the date of initial application, the Bank has considered that the hedging relationship in accordance with K-IFRS 1039 is appropriate for hedge accounting under K-IFRS 1109, thus the hedging relationship is considered to exist continually. Since the major conditions for hedging instruments and the hedged items are consistent, all hedging relationships are consistent with the effectiveness assessment requirements of K-IFRS 1109. The Bank has not designated a hedging relationship as such in accordance with K-IFRS 1109 in which the hedge relationship would not have met the requirements for hedge accounting under K-IFRS 1039.

Consistent with prior periods, the Bank continues to designate fair value changes in interest rate swaps as hedging instruments in the fair value hedge relationship.

e) Effect on equity as a result of adoption of K-IFRS 1109

The effect on equity due to the adoption of K-IFRS 1109 as of January 1, 2018 is as follows (Unit: Korean Won in millions):

•	Impact on accumulated other comprehensive income as result of financial assets at FVTOCI, etc.

Effect of K-IFRS 1109
Beginning balance (prior to K-IFRS 1109)	106,989
Adjustment	(393,473)
Reclassification of available-for-sale financial assets to financial assets at FVTPL	(148,857)
Recognition of expected credit losses of debt securities at FVTOCI	3,778
Reclassified of available for sale financial assets(equity securities) to financial assets at FVTOCI	(397,508)
Effect on change in credit risk of financial liabilities at fair value through profit or loss designated as upon initial recognition	(133)
Income tax effect	149,247

Ending balance (based on K-IFRS 1109)	(286,484)

•	Retained earnings impact

Effect of K-IFRS 1109
Beginning balance (prior to K-IFRS 1109)	13,260,559
Adjustments	246,464
Reclassification of available-for-sale financial assets to financial assets at FVTPL	148,857
Recognition of expected credit losses of debt instruments at FVTOCI	(3,778)
Reclassified of available for sale financial assets(equity securities) to financial assets at FVTOCI	397,508
Effect on revaluation of financial assets at amortized cost from loan and receivables or AFS financial assets	282
Recognition of expected credit losses of financial assets at amortized cost which were previously loan and receivables	(175,429)
Effect of payment guarantees / unused commitments on liabilities	(28,782)
Effect on change in credit risk of financial liabilities at fair value through profit or loss designated as upon initial recognition	133
Others	398
Income tax effect	(92,725)

Ending balance (based on K-IFRS 1109)	13,507,023

•	Adoption of K-IFRS 1115 – Revenue from contracts with customers (enacted)

The Bank adopted K-IFRS 1115 for the first time decided to recognize the cumulative effect of-applying the new standard at the beginning of the year of initial application (January 1, 2018), with no restatement of comparative periods, with a choice of practical expedients.under the transition requirements of IFRS 15. In addition, the Bank has applied the new standard to only contracts that are not completed by the date of initial application, and by using practical expedients, the Bank has not applied the new standard to contractual modifications made prior to the first application date and applied the new standard to the contact modifications that occur after the date of initial application..

Accordingly, the Bank has not retroactively restated the comparative separate financial statements presented herein.

•	Amendments to K-IFRS 1102 – Classification and Measurement of Share-based Payment Transactions

The amendments clarify the following; i) In estimating the fair value of a cash-settled share-based payment, the accounting for the effects of vesting and non-vesting conditions should follow the same approach as for equity-settled share-based payments ii) Where tax law or regulation requires an entity to withhold a specified number of equity instruments equal to the monetary value of the employee’s tax obligation to meet the employee’s tax liability which is then remitted to the tax authority, i.e. the share-based payment arrangement has a ‘net settlement feature’, such an arrangement should be classified as equity-settled in its entirety, provided that the share-based payment would have been classified as equity-settled had it not included the net settlement feature, iii) A modification of a share-based payment that changes the transaction from cash-settled to equity-settled should be accounted for as follows; a) the original liability is derecognized; b) the equity-settled share-based payment is recognized at the modification date fair value of the equity instrument granted to the extent that services have been rendered up to the modification date; and c) any difference between the carrying amount of the liability at the modification date and the amount recognized in equity should be recognized in profit or loss immediately.

•	Amendments to K-IFRS 1040 – Transfers of Investment Property

The amendments clarify that a transfer to, or from, investment property necessitates an assessment of whether a property meets, the definition of investment property, supported by observable evidence that a change in use has occurred. The amendments further clarify that the situations listed K-IFRS 1040 are not exhaustive and that a change in use is possible for properties under construction (i.e. a change in use is not limited to completed properties).

•	Amendments to K-IFRS 2122 – Foreign Currency Transactions and Advance Consideration

K-IFRS 2122 addresses how to determine the ‘date of transaction’ for the purpose of determining the exchange rate to use on initial recognition of an asset, expense or income (or part of them), when consideration for that item has been paid or received in advance in a foreign currency which resulted in the recognition of a non-monetary asset or non-monetary liability (e.g. a non-refundable deposit or deferred revenue).

The Interpretation specifies that the date of transaction is the date on which the entity initially recognizes the non- monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the Interpretation requires an entity to determine the date of transaction for each payment or receipt of advance consideration.

•	Annual Improvements to K-IFRS 2014-2016 Cycle

The amendments include partial amendments to K-IFRS 1101 ‘First-time Adoption of K-IFRS’ and K-IFRS 1028 ‘Investments in Associates and Joint Ventures.’ Amendments to K-IFRS 1028 provide that an investment company such as a venture capital investment vehicle may selectively designate each of its investment in associates and/or joint ventures to be measured at FVTPL, and that such designation must be made at the time of each investment’s initial recognition. In addition, when non-investment companies apply equity method to investment in associates and/or joint ventures that are investment companies, these companies may apply the same fair value measurement used by the said associates to value their own subsidiaries. This accounting treatment may be selectively applied to each associate.

There are no significant impacts on financial statements due to newly adopted accounting standards except for K-IFRS 1109.

2)	The Bank has not applied the following K-IFRS that has been issued but are not yet effective:

•	K-IFRS 1116—Leases(enacted)

K-IFRS 1116 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. K-IFRS 1116 will supersede the current lease guidance including K-IFRS 1017 Leases and the related interpretations, and will be applied to periods beginning on or after January 1, 2019.

K-IFRS 1116 distinguishes leases and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases and finance leases are removed for lessee accounting, and is replaced by model where a right-of-use asset and corresponding liability have to be recognized for all leases by lessees except for short-term leases and leases of low value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. Furthermore, the classification of cash flows will also be affected as operating lease payments under K-IFRS 1017 are presented as operating cash flows; whereas under the K-IFRS 1116 model, the lease payments will be split into a principal and an interest portion which will be presented as financing and operating cash flows respectively.

In contrast to lessee accounting, K-IFRS 1116 substantially carries forward the lessor accounting requirements in K-IFRS 1017, and continues to require a lessor to classify a lease either as an operating lease or a finance lease. Also, K-IFRS 1116 requires expanded disclosures.

According to the preliminary assessment of the Bank, the lease agreements entered into by the Bank as of September 30, 2018 are expected to meet the definition of lease under the Standard, and accordingly, if the Bank adopts the Standard, it applies to all leases except short-term leases and leases of low value assets, and the Bank will recognize the right-of-use assets and related liabilities accordingly. The Bank is currently analyzing the potential impact of this standard as of September 30, 2018.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Bank’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Bank’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the annual separate financial statements for the year ended December 31, 2017, except the Bank’s policy, accounting estimates and assumptions described below;

(1)	Income taxes

The Bank is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations which makes the ultimate tax determination is uncertain. If certain portion of the taxable income is not used for investments, increase in wages, and others in accordance with the Tax System for Promotion of investment and Collaborative Cooperation (Recirculation of Corporate Income), the Bank is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2018. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Bank’s income tax is dependent on the investments, increase in wages, and others, there exists uncertainty with regard to measuring the final tax effects.

(2)	Provisions for credit losses (Loss allowance, provisions for acceptances and guarantees, and unused loan commitments)

In accordance with K-IFRS 1109, the Bank tests impairment and recognizes loss allowance on financial assets classified at amortized cost, and financial assets measured at fair value through other comprehensive income and lease receivables through impairment testing and recognizes provisions for guarantees, and unused loan commitments. Accuracy of provisions for credit losses is dependent upon estimation of expected cash flows of the borrower for individually assessed allowances of loans, and upon assumptions and methodology used for collectively assessed allowances for the Bank’s of loans, guarantees and unused loan commitments.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks. The Bank is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Bank’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Bank has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Bank has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Bank’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the allocation of risk capital and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Bank’s credit risk exposure to a permissible degree and to optimize the rate of return considering such credit risk.

1)	Credit risk management

The Bank considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Bank uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Bank utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Bank establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Bank mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Bank has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Bank regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused commitment.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		September 30, 2018	December 31, 2017
Loans and other financial assets at amortized cost	Korean treasury and government agencies	17,910,178	—
	Banks	16,031,763	—
	Corporates	87,763,381	—
	Consumers	134,969,344	—

	Sub-total	256,674,666	—

Loans and receivables	Korean treasury and government agencies	—	8,792,977
	Banks	—	25,053,476
	Corporates	—	83,568,058
	Consumers	—	131,396,113

	Sub-total	—	248,810,624

Financial assets at FVTPL (K-IFRS 1109)	Deposit	27,045	—
	Debt securities	—	—
	Loans	56,019	—
	Derivative assets	1,913,519	—

	Sub-total	1,996,583	—

Financial assets at FVTPL (K-IFRS 1039)	Deposit	—	25,972
	Debt securities	—	1,008,827
	Derivative assets	—	3,098,769

	Sub-total	—	4,133,568

Financial assets at FVTOCI	Debt securities	14,579,399	—
AFS financial assets	Debt securities	—	12,247,622
Securities at amortized cost	Debt securities	19,012,864	—
HTM financial assets	Debt securities	—	16,638,727
Derivative assets	Derivative assets (Held for hedging)	13,716	59,272
Off-balance accounts	Guarantees	13,665,249	13,589,728
	Loan commitments	64,756,002	50,214,855

	Sub-total	78,421,251	63,804,583

	total	370,698,479	345,694,396

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	September 30, 2018
	Korea	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	247,037,674	2,450,569	1,336,132	549,769	5,300,522	256,674,666
Securities at amortized cost	18,968,281	—	—	—	44,583	19,012,864
Financial assets at FVTPL	1,807,866	—	107,099	—	81,618	1,996,583
Financial assets at FVTOCI	14,049,542	—	—	—	529,857	14,579,399
Derivative assets (Held for hedging)	9,391	—	4,325	—	—	13,716
Off-balance accounts	77,305,055	136,563	113,531	22,001	844,101	78,421,251

Total	359,177,809	2,587,132	1,561,087	571,770	6,800,681	370,698,479

	December 31, 2017
	Korea	USA	UK	Japan	Others (*)	Total
Loans and receivables	240,912,334	1,209,094	1,094,988	381,889	5,212,319	248,810,624
Financial assets at FVTPL	3,892,601	—	148,955	—	92,012	4,133,568
AFS debt securities	11,972,446	—	—	—	275,176	12,247,622
HTM securities	16,606,692	—	—	—	32,035	16,638,727
Derivative assets (Held for hedging)	16,590	—	42,682	—	—	59,272
Off-balance accounts	62,856,918	121,784	66,974	25,039	733,868	63,804,583

Total	336,257,581	1,330,878	1,353,599	406,928	6,345,410	345,694,396

(*)	Others consist of financial assets in Hong Kong, Singapore and Australia countries and others.

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	September 30, 2018
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	46,550,421	33,551,239	37,021,363	2,816,901	131,128,997	5,605,745	256,674,666
Securities at amortized cost	1,124,406	—	11,470,835	416,341	—	6,001,282	19,012,864
Financial assets at FVTPL	68,364	82,368	1,771,339	45,178	3,735	25,599	1,996,583
Financial assets at FVTOCI	277,659	19,989	10,594,600	204,974	—	3,482,177	14,579,399
Derivative assets (Held for hedging)	—	—	13,716	—	—	—	13,716
Off-balance accounts	15,273,066	23,167,240	8,508,815	3,622,515	21,668,465	6,181,150	78,421,251

Total	63,293,916	56,820,836	69,380,668	7,105,909	152,801,197	21,295,953	370,698,479

	December 31, 2017
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	45,975,768	33,037,933	36,003,892	2,893,323	125,159,751	5,739,957	248,810,624
Financial assets at FVTPL	96,795	76,373	3,737,672	10,054	1,040	211,634	4,133,568
AFS debt securities	682,706	—	7,055,546	133,572	—	4,375,798	12,247,622
HTM securities	1,348,754	—	10,944,611	296,214	—	4,049,148	16,638,727
Derivative assets (Held for hedging)	—	—	59,272	—	—	—	59,272
Off-balance accounts	14,510,922	22,363,457	8,759,366	3,614,758	10,057,400	4,498,680	63,804,583

Total	62,614,945	55,477,763	66,560,359	6,947,921	135,218,191	18,875,217	345,694,396

3)	Credit risk exposure

The allowance to be recognized under K-IFRS 1109 is the amount of expected 12-month credit loss or the expected lifetime credit loss, according to the three stages of credit risk deterioration since initial recognition as shown below:

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition(*)	Credit risk has significantly increased since initial recognition	Credit has been impaired
Allowance for expected credit losses	Expected 12-month credit losses: Expected credit losses due to possible defaults on financial instruments within a 12-month period from the reporting date.	Expected lifetime credit losses: Expected credit losses due to all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at the reporting date.

The Bank has estimated the allowance for credit losses based on experience losses with taken account of forward -looking information.

The probability of default and loss at given default per financial assets considering account type of borrowers, credit rate grade, portfolio are used in estimation of allowance for expected credit losses and those factors are reviewed periodically to reduce the difference of expected losses and actual losses.

The bank also measures expected credit losses using supportive and reasonable macroeconomic indicators, such as economic growth rates, interest rates, and composite stock indices. The methods for the estimation of forward-looking are also regularly reviewed.

The Bank undertakes the following procedures in order to predict and apply the forward-looking economic information:

•	Development of a prediction model by analyzing the correlation between macroeconomic data and yearly default rate of corporate and retail exposures.

•

Calculation of predicted default rate by applying forward-looking economic information, which includes estimated macroeconomic indices provided by verified institutions such as Bank of Korea and National Assembly Budget Office, to the prediction model developed.

At the end of each period, the Bank evaluates whether there has been a significantly increased in the credit risk since initial recognition. The Bank is assessing the change in the risk of a default occurring over the expected life of the financial instruments instead of the change in the amount of expected credit losses. The Bank distinguishes corporates/consumers exposures when determining significant increase in credit risk, and the applied methodology is as follows:

Corporates exposure	Consumers exposure
Below than “precautionary” level in assets quality classification under the Regulations on Supervision of Banking Business in Korea	Below than “precautionary” level in assets quality classification under the Regulations on Supervision of Banking Business in Korea
More than 30 days past due	More than 30 days past due
Watch grade in early warning system established by the Bank	Significant decreases in credit ratings
Significant change of borrower financial situation (Working capital deficiencies, Adverse opinion, Disclaimer of opinion by the external auditors)
Significant decreases in credit ratings

The financial assets are impaired if the following conditions are met;

•	The principal and interest of the financial assets has been overdue for more than 90 days due to the serious deterioration of the credit condition

•	It is deemed that the borrowers will not pay any portion of the debts without actions of recourse such as the disposition of the collateral is not taken

•	Objective evidence of impairment of financial assets are identified

The Bank writes off assets when it is determined that the financial assets are virtually impossible to collect. The Bank determines which receivable to write-off and subsequently writes them off in accordance with the company’s policy. Regardless of whether assets have been written off, the Bank may continue to exercise its right of collection in accordance with company’s policy on receivables collection.

a) Financial assets

The maximum exposure to credit quality, except for financial assets at FVTPL and derivative asset (Held for hedging) is as follows (Unit: Korean Won in millions):

	September 30, 2018
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net	Collateral value of impaired property
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	229,901,077	15,336,786	5,673,772	5,925,382	1,217,048	258,054,065	(1,379,399)	256,674,666	691,046
Korean treasury and government agencies	17,914,355	—	—	—	—	17,914,355	(4,177)	17,910,178	—
Banks	15,706,134	—	342,899	—	—	16,049,033	(17,270)	16,031,763	—
Corporates	69,483,753	14,069,109	480,575	3,936,276	817,859	88,787,572	(1,024,191)	87,763,381	435,824
General business	39,942,575	4,834,993	420,904	1,918,812	584,274	47,701,558	(669,121)	47,032,437	291,635
Small- and medium-sized enterprise	26,088,359	8,675,726	59,671	1,848,998	232,872	36,905,626	(320,318)	36,585,308	144,189
Project financing and others	3,452,819	558,390	—	168,466	713	4,180,388	(34,752)	4,145,636	—
Consumers	126,796,835	1,267,677	4,850,298	1,989,106	399,189	135,303,105	(333,761)	134,969,344	255,222
Securities at amortized cost	19,018,423	—	—	—	—	19,018,423	(5,559)	19,012,864	—
Financial assets at FVTOCI (*3)	14,546,185	33,214	—	—	—	14,579,399	(4,721)	14,579,399	—

Total	263,465,685	15,370,000	5,673,772	5,925,382	1,217,048	291,651,887	(1,389,679)	290,266,929	691,046

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

•	Loans and receivables

	December 31, 2017
	Korean treasury and government agencies	Banks	Corporates
			General business	Small- and medium-sized enterprise	Project financing and others	Sub-total	Consumers	Total
Neither overdue nor impaired	8,795,163	25,068,417	45,242,266	33,229,188	4,722,748	83,194,202	130,563,920	247,621,702
Overdue but not impaired	—	—	5,954	63,067	—	69,021	728,057	797,078
Impaired	—	—	1,354,096	241,776	17,665	1,613,537	339,297	1,952,834

Total	8,795,163	25,068,417	46,602,316	33,534,031	4,740,413	84,876,760	131,631,274	250,371,614

Loss allowance	2,186	14,941	1,019,687	262,628	26,387	1,308,702	235,161	1,560,990

Total, net	8,792,977	25,053,476	45,582,629	33,271,403	4,714,026	83,568,058	131,396,113	248,810,624

•	Debt securities

The Bank manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	December 31, 2017
	Financial assets at FVTPL	AFS debt securities	HTM securities	Total
AAA	1,008,827	9,836,599	15,806,327	26,651,753
AA- ~ AA+	—	2,189,269	832,400	3,021,669
BBB- ~ A+	—	221,754	—	221,754

Total	1,008,827	12,247,622	16,638,727	29,895,176

b)	Guarantees and loan commitments

The credit quality of the guarantees and loan commitments as of September 30, 2018 as follows (Unit: Korean Won in millions):

	September 30, 2018
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts
Guarantees	12,362,848	834,274	5,057	340,826	122,244	13,665,249
Loan commitments	60,341,934	2,526,044	1,355,475	532,549	—	64,756,002

Total	72,704,782	3,360,318	1,360,532	873,375	122,244	78,421,251

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.

4)	Collateral and other credit enhancements

During the current quarter, there have been no significant changes in the value of collateral or other credit enhancements held by the Bank and, there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Bank. As of September 30, 2018, there are no financial assets that do not recognize the allowance for losses just because financial assets have collateral.

(2)	Market risk

Market risk is the possible risk of loss arising from trading and non-trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Bank avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

The Bank uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure.

The Bank measures Value at Risk (“VaR,” maximum losses) with Historical Simulation Method based on 99% confidence level and 10-day holding period of positions, and calculates the required market risk capital using the internal model, which has been approved by Financial Supervisory Service in Korea. For the internal management purpose, VaR is measured based on 99% confidence level and one-day holding period of positions and the limit management is performed on a daily basis. The validation of the model is assessed through the performance of back testing, which is to compare the actual gain or loss to the VaR measurements on a daily basis.

In addition, for crisis management, the Bank performs stress testing on a monthly basis, which is to measure the expected loss amount in case of extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each department of the Bank and the limit by investment and loss cut is managed by risk management personnel within the department.

2)	Sensitivity analysis of market risk

The Bank performs sensitivity analysis, both for trading and for non-trading activities.

For trading activities, the Bank uses a VaR model, which uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% confidence level. In short, there exists a 1% possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, the interest rate risk is managed and measured based on the analysis of the Net Interest Income (“NII”) and Net Portfolio Value (“NPV”) by the scenarios. NII is a profit-based indicator for displaying the profit changes in the short term due to the short-term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in an economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets.

a) Trading activities

The minimum, maximum and average VaR for the period ended September 30, 2018 and for the year ended December 31, 2017, respectively, and the VaR as of September 30, 2018 and December 31, 2017, respectively, are as follows (Unit: Korean Won in millions):

	September 30, 2018	For the period ended September 30, 2018			December 31, 2017	For the year ended December 31, 2017
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	4,955	3,794	5,528	1,730	4,183	3,799	4,918	2,467
Stock price	2,682	2,575	4,618	1,138	909	2,863	4,419	909
Foreign currencies	5,038	4,553	6,136	3,439	4,750	5,051	6,636	4,061
Commodity	17	1	17	—	—	31	188	—
Diversification	(6,892)	(4,788)	(7,685)	(1,815)	(4,472)	(4,621)	(6,798)	(2,067)

Total VaR(*)	5,800	6,135	8,614	4,492	5,370	7,123	9,363	5,370

(*)	VaR (Value at Risk): Maximum expected losses

b) Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	September 30, 2018		December 31, 2017
Name of scenario	NII(*1)	NPV(*2)	NII(*1)	NPV(*2)
Base case	4,705,186	24,564,201	4,936,457	23,487,317
Base case (Prepay)	4,696,951	24,257,410	4,936,334	23,178,467
IR 100bp up	5,215,346	24,426,881	5,394,161	22,900,740
IR 100bp down	4,286,818	24,723,791	4,401,735	24,141,984
IR 200bp up	6,090,866	24,306,689	5,851,632	22,386,912
IR 200bp down	3,775,702	24,913,272	3,462,869	24,844,803
IR 300bp up	6,885,640	24,200,035	6,309,102	21,943,972
IR 300bp down	3,639,128	25,144,451	2,259,870	26,648,024

(*1)	NII: Net Interest Income
(*2)	NPV: Net Portfolio Value

The Bank estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest-bearing assets and liabilities, presented by each repricing date, are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	137,568,339	41,827,686	7,841,751	7,561,471	41,242,306	2,858,317	238,899,870
Financial assets at FVTPL	72,766	32	32	143	2,723	17,278	92,974
Financial assets at FVTOCI	2,951,141	1,868,510	1,545,509	1,368,573	7,037,794	152,312	14,923,839
Securities at amortized cost	2,384,082	1,880,749	1,989,508	1,630,934	11,604,085	327,624	19,816,982

Total	142,976,328	45,576,945	11,376,800	10,561,121	59,886,908	3,355,531	273,733,665

Liability:
Deposits due to customers	106,963,089	38,599,350	28,810,010	16,299,726	36,790,517	65,657	227,528,349
Borrowings	8,565,831	1,290,082	572,671	469,070	2,753,334	516,293	14,167,281
Debentures	1,494,045	1,784,744	1,976,036	1,683,240	13,329,516	2,870,271	23,137,852

Total	117,022,965	41,674,176	31,358,717	18,452,036	52,873,367	3,452,221	264,833,482

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	148,513,919	39,972,641	6,935,597	5,672,432	50,858,179	25,688,896	277,641,664
AFS financial assets	1,689,689	2,462,484	1,996,401	2,333,618	4,161,439	574,540	13,218,171
HTM financial assets	2,268,640	2,161,467	1,433,425	1,687,362	9,309,427	312,507	17,172,828

Total	152,472,248	44,596,592	10,365,423	9,693,412	64,329,045	26,575,943	308,032,663

Liability:
Deposits due to customers	102,414,072	36,883,763	24,653,930	25,028,280	36,699,604	6,133	225,685,782
Borrowings	8,998,265	874,830	412,966	405,352	2,649,142	479,399	13,819,954
Debentures	1,571,159	2,069,377	677,903	1,520,299	14,614,175	2,843,679	23,296,592

Total	112,983,496	39,827,970	25,744,799	26,953,931	53,962,921	3,329,211	262,802,328

3)	Currency risk

Currency risk arises from the financial instrument denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, and EUR in millions and Korean Won in millions):

	September 30, 2018
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean won equivalent	Korean Won equivalent
Asset
Loans and other financial assets at amortized cost	21,017	23,385,588	155,307	1,523,821	2,283	369,393	1,535	1,987,235	2,514,022	29,780,059
Financial assets at FVTPL	33	36,676	509	4,993	—	—	10	13,468	201,024	256,161
Financial assets at FVTOCI	1,423	1,583,855	—	—	—	—	—	—	191,157	1,775,012
Securities at amortized cost	47	52,444	—	—	—	—	—	—	44,594	97,038

Total	22,520	25,058,563	155,816	1,528,814	2,283	369,393	1,545	2,000,703	2,950,797	31,908,270

Liability
Financial liabilities at FVTPL	62	69,084	452	4,431	—	—	30	38,438	112,012	223,965
Deposits due to customer	9,623	10,707,809	169,572	1,663,785	1,770	286,297	807	1,045,187	1,246,421	14,949,499
Borrowings	6,029	6,708,394	1,260	12,365	33	5,324	246	318,284	119,987	7,164,354
Debentures	3,542	3,941,553	—	—	—	—	—	—	102,900	4,044,453
Other financial liabilities	2,764	3,075,157	35,872	351,969	819	132,451	160	206,536	171,453	3,937,566

Total	22,020	24,501,997	207,156	2,032,550	2,622	424,072	1,243	1,608,445	1,752,773	30,319,837

Off-balance accounts	6,499	7,231,867	35,294	346,297	821	132,830	468	605,391	505,459	8,821,844

	December 31, 2017
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean won equivalent	Korean Won equivalent
Asset
Loans and receivables	19,534	20,928,891	124,167	1,178,480	1,050	171,802	1,143	1,461,960	1,978,164	25,719,297
Financial assets at FVTPL	29	31,360	25	238	—	—	27	34,583	104,892	171,073
AFS financial assets	1,712	1,833,836	—	—	—	—	—	590	77,118	1,911,544
HTM financial assets	51	54,439	—	—	—	—	—	—	32,035	86,474

Total	21,326	22,848,526	124,192	1,178,718	1,050	171,802	1,170	1,497,133	2,192,209	27,888,388

Liability
Financial liabilities at FVTPL	41	43,423	79	752	—	—	19	24,878	69,977	139,030
Deposits due to customer	11,303	12,110,340	195,154	1,852,228	1,520	248,808	882	1,127,917	924,008	16,263,301
Borrowings	6,480	6,942,814	2,218	21,056	14	2,245	247	315,669	107,344	7,389,128
Debentures	2,967	3,178,711	—	—	700	114,555	—	—	196,620	3,489,886
Other financial liabilities	2,067	2,214,467	13,411	127,289	2,010	328,902	128	164,357	368,502	3,203,517

Total	22,858	24,489,755	210,862	2,001,325	4,244	694,510	1,276	1,632,821	1,666,451	30,484,862

Off-balance accounts	7,346	7,870,923	33,601	318,911	885	144,817	406	518,854	371,670	9,225,175

(3)	Liquidity risk

Liquidity risk refers to the risk that the Bank may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivative instruments are excluded from those financial liabilities as they reflect expected cash flows for a predetermined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Bank manages liquidity risk by identifying maturity gap, and then gap ratio through performing various cash flows analysis (i.e., based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	214,799	—	—	—	—	—	214,799
Deposits due to customers	147,061,987	29,564,292	22,506,603	22,991,486	5,389,283	534,333	228,047,984
Borrowings	4,922,013	2,427,170	1,629,391	1,651,359	3,083,577	516,274	14,229,784
Debentures	1,494,045	1,784,744	1,976,036	1,683,240	13,329,516	2,870,271	23,137,852
Other financial liabilities	14,775,832	10,318	—	—	605,072	2,120,086	17,511,308

Total	168,468,676	33,786,524	26,112,030	26,326,085	22,407,448	6,040,964	283,141,727

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	160,057	154,475	—	—	—	—	314,532
Deposits due to customers	143,085,964	28,776,407	17,749,883	29,951,466	6,723,926	644,187	226,931,833
Borrowings	5,339,315	1,700,358	1,488,848	1,132,055	3,799,707	479,140	13,939,423
Debentures	1,570,513	2,069,703	678,054	1,512,183	14,614,016	2,843,612	23,288,081
Other financial liabilities	6,531,004	—	—	—	—	2,704,197	9,235,201

Total	156,686,853	32,700,943	19,916,785	32,595,704	25,137,649	6,671,136	273,709,070

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	214,799	—	—	—	—	—	214,799
Deposits due to customers	157,105,165	30,997,088	19,218,299	16,415,266	3,847,444	68,115	227,651,377
Borrowings	4,922,013	2,427,170	1,629,391	1,651,359	3,083,577	516,274	14,229,784
Debentures	1,494,045	1,784,744	1,976,036	1,683,240	13,329,516	2,870,271	23,137,852
Other financial liabilities	14,775,832	10,318	—	—	605,072	2,120,086	17,511,308

Total	178,511,854	35,219,320	22,823,726	19,749,865	20,865,609	5,574,746	282,745,120

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	160,057	154,475	—	—	—	—	314,532
Deposits due to customers	154,216,425	30,515,457	16,246,338	19,479,809	5,913,949	183,986	226,555,964
Borrowings	5,339,315	1,700,358	1,488,848	1,132,055	3,799,707	479,140	13,939,423
Debentures	1,570,513	2,069,703	678,054	1,512,183	14,614,016	2,843,612	23,288,081
Other financial liabilities	6,531,004	—	—	—	—	2,704,197	9,235,201

Total	167,817,314	34,439,993	18,413,240	22,124,047	24,327,672	6,210,935	273,333,201

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purposes are not managed in accordance with their contractual maturity since the Bank holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “Within 3 months” in the table below.

Derivatives held for hedging purposes are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of September 30, 2018 and December 31, 2017, is as follows (Unit: Korean Won in millions):

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
September 30, 2018	2,007,130	—	—	—	33,959	4,135	2,045,224
December 31, 2017	3,139,218	—	—	381	11,722	—	3,151,321

4)	Maturity analysis of off-balance accounts

The Bank provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Bank should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Bank agrees to make funds available to a customer in the future. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Bank in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Guarantees	13,665,249	13,589,728
Loan commitments	64,756,002	50,214,855

(4)	Operational risk

The Bank defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Bank has been running the operational risk management system under Basel II. The Bank developed Advanced Measurement Approaches (“AMA”) to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk and precaution for any unexpected occasions. This system has been tested by an independent third party, and this system is approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify the required capital for operational risk, the Bank applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis. For the operational risk management for its subsidiaries, the Bank adopted the Basic Indicator Approach.

(5)	Capital management

The Bank complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank for International Settlements in 2010 and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the separate financial statements of the Bank.

According to the above regulations, Bank is required to meet the following new minimum requirements: Common Equity Tier 1 capital ratio of 7.13% and 6.25%, a minimum Tier 1 ratio of 8.63% and 7.75% and a minimum total regulatory capital of 10.63% and 9.75% as of September 30, 2018 and December 31, 2017, respectively.

Details of the Bank’s capital adequacy ratio as of September 30, 2018 and December 31, 2017, and are as follows (Unit: Korean Won in millions):

	September 30, 2018(*)	December 31, 2017
Tier 1 capital	17,510,489	16,074,987
Other Tier 1 capital	3,146,975	3,041,664
Tier 2 capital	3,824,033	3,486,555

Total risk-adjusted capital	24,481,497	22,603,206

Risk-weighted assets for credit risk	141,904,674	134,767,711
Risk-weighted assets for market risk	2,381,287	2,316,938
Risk-weighted assets for operational risk	9,938,192	9,677,559

Total risk-weighted assets	154,224,153	146,762,208

Common Equity Tier 1 ratio	11.35%	10.95%

Tier 1 capital ratio	13.39%	13.03%

Total capital ratio	15.87%	15.40%

(*)	Capital adequacy ratio as of September 30, 2018 is tentatively measured.

5.	OPERATING SEGMENTS

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided:

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, equity & fund investment-related business, venture advisory related tasks, real estate SOC development practices, etc.

•	Capital market: Fund management, investment securities and derivatives business, etc.

•	Headquarters and others: Segments that do not belong to above operating segments

The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments	Total
Net interest income(expense)
Interest income	2,601,854	2,509,028	112,975	7,563	646,683	5,878,103	246,270	6,124,373
Interest expense	(761,336)	(1,548,717)	(134)	—	(507,979)	(2,818,166)	206,643	(2,611,523)
Intersegment	(445,593)	589,252	(119,741)	19,750	(43,668)	—	—	—

	1,394,925	1,549,563	(6,900)	27,313	95,036	3,059,937	452,913	3,512,850

Net non-interest income(expense)
Non-interest income	543,436	598,600	172,658	5,488,289	328,470	7,131,453	(2,579)	7,128,874
Non-interest expense	(134,910)	(182,239)	(46,517)	(5,445,633)	(170,092)	(5,979,391)	(456,113)	(6,435,504)
Intersegment	110,481	53,546	—	—	(164,027)	—	—	—

	519,007	469,907	126,141	42,656	(5,649)	1,152,063	(458,692)	693,370

Other income(expense)
General and administrative expense	(1,339,229)	(624,811)	(8,842)	(12,014)	(80,193)	(2,065,089)	—	(2,065,089)
Reversal of allowance for credit loss and impairment losses due to credit loss	(80,723)	103,293	54,630	(1,891)	88,781	164,090	5,779	169,869

	(1,419,952)	(521,518)	45,788	(13,905)	8,588	(1,900,999)	5,779	(1,895,220)

Operating income	493,980	1,497,952	165,029	56,064	97,975	2,311,000	—	2,311,000
Non-operating income (expense)	(15,596)	1,244	24,927	—	71,127	81,702	—	81,702

Net income before income tax expense	478,384	1,499,167	189,956	56,064	169,102	2,392,702	—	2,392,702
Income tax expense	(131,555)	(381,491)	(52,238)	(15,418)	(64,985)	(645,687)	—	(645,687)

Net income	346,828	1,117,706	137,718	40,647	104,118	1,747,015	—	1,747,015

	For the nine months ended September 30, 2017
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments	Total
Net interest income
Interest income	2,332,134	2,196,051	108,570	14,328	593,056	5,244,139	237,917	5,482,056
Interest expense	(717,709)	(1,238,742)	(186)	—	(459,999)	(2,416,636)	199,946	(2,216,690)
Intersegment	(379,017)	358,953	(100,697)	11,402	109,359	—	—	—

	1,235,408	1,316,262	7,687	25,730	242,416	2,827,503	437,863	3,265,366

Non-interest income(expense)
Non-interest income	598,446	503,820	272,024	6,155,339	1,225,616	8,755,245	133,408	8,888,653
Non-interest expense	(182,815)	(104,265)	(152,512)	(6,125,701)	(999,431)	(7,564,724)	(550,266)	(8,114,990)
Intersegment	73,469	44,857	—	—	(118,326)	—	—	—

	489,100	444,412	119,512	29,638	107,859	1,190,521	(416,858)	773,663

Other income(expense)
General and administrative expense	(1,337,679)	(618,969)	(8,434)	(11,309)	(376,105)	(2,352,496)	—	(2,352,496)
Reversal of allowance for credit loss and impairment losses due to credit loss	(70,180)	(240,903)	15,005	20,356	141,101	(134,621)	(21,005)	(155,626)

	(1,407,859)	(859,872)	6,571	9,047	(235,004)	(2,487,117)	(21,005)	(2,508,122)

Operating income	316,649	900,802	133,770	64,415	115,271	1,530,907	—	1,530,907
Non-operating income (expense)	3,304	(3,097)	32,832	—	(21,088)	11,951	—	11,951

Net income before income tax expense	319,953	897,705	166,602	64,415	94,183	1,542,858	—	1,542,858
Income tax expense	(77,429)	(204,541)	(40,318)	(15,588)	(8,148)	(346,024)	—	(346,024)

Net income	242,524	693,164	126,284	48,827	86,035	1,196,834	—	1,196,834

(2)	Information on financial products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest-bearing products such as loan commitment, credit commitment, equity securities and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Bank’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the nine months ended September 30, 2018 and 2017, amounted to 12,842,027 million Won and 14,095,130 million Won, respectively, and revenue from the foreign customers amounted to 411,220 million Won and 275,579 million Won, respectively. Of the Bank’s non-current assets (investments in subsidiaries and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of September 30, 2018 and December 31, 2017, are 7,305,222 million Won and 7,168,942 million Won, respectively, and foreign subsidiaries are 7,756 million Won and 8,003 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Cash	2,091,564	1,970,810
Foreign currencies	718,121	578,281
Demand deposits	2,145,609	2,407,731
Fixed deposits	225,777	372,138

Total	5,181,071	5,328,960

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2018	2017
Changes in other comprehensive gain due to remeasurement of financial assets at FVTOCI	33,897	—
Changes in other comprehensive loss due to valuation of AFS financial assets	—	(32,644)
Changes in other comprehensive gain(loss) of foreign currency translation of foreign operations	4,242	(12,801)
Changes in other comprehensive gain(loss) due to remeasurement of defined benefit liabilities	(41,402)	12,868
Changes in investments in subsidiaries and associates due to debt-equity swap	—	49,599
Changes in investments in subsidiaries and associates due to accounts transfer	(98,938)	—
Changes in accrued dividends of hybrid equity securities	11,462	(1,502)
Changes in intangible assets related to accounts payable	37,752	—
Classified to assets held for sale from premises and equipment	6,243	4,701

7.	FINANCIAL ASSETS AT FVTPL

Details of Financial assets at fair value through profit or loss mandatorily measured at fair value and financial assets held for trading are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Deposits:
Gold banking assets	27,045	25,972
Securities:
Debt securities
Korean treasury and government agencies	—	191,383
Financial institutions	—	817,444
Equity securities	370,827	156
Capital contributions	354,246	—
Beneficiary certificates	853,297	—

Sub-total	1,578,370	1,008,983

Loans	56,019	—
Derivative assets	1,913,519	3,098,769

Total	3,574,953	4,133,724

There are no financial assets at fair value through profit or loss designated as upon initial recognition as of September 30, 2018 and financial assets designated as at FVTPL as of December 31, 2017.

8.	FINANCIAL ASSETS AT FVTOCI AND AFS FINANCIAL ASSETS

(1)	Details of financial assets at FVTOCI as of September 30, 2018 and AFS financial assets as of December 31, 2017 are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Debt securities:
Korean treasury and government agencies	2,019,625	2,305,954
Financial institutions	9,157,435	5,217,267
Corporates	1,557,118	2,658,032
Bond denominated in foreign currencies	1,775,011	1,896,114

Sub-total	14,509,189	12,077,367

Equity securities	851,126	1,216,809
Beneficiary certificates	—	722,272
Securities loaned	70,210	170,256

Total	15,430,525	14,186,704

(2)	Details of equity securities designated as financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

September 30, 2018
Purpose of acquisition	Fair value
Strategic business partnership	544,963
Debt-equity swap	306,163

Total	851,126

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance(*1)	(3,778)	—	—	(3,778)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(997)	—	—	(997)
Disposal	30	—	—	30
Others (*2)	24	—	—	24

Ending balance	(4,721)	—	—	(4,721)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,247,623	—	—	12,247,623
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	8,394,810	—	—	8,394,810
Disposal	(6,140,379)	—	—	(6,140,379)
Gain (loss) on valuation	12,827	—	—	12,827
Amortization on the effective interest method	(726)	—	—	(726)
Others (*)	65,244	—	—	65,244

Ending balance	14,579,399	—	—	14,579,399

(*)	Others consist of foreign currencies translation, etc.

(4)

The Bank disposed equity securities designated as financial assets at FVTOCI as the creditors determined to sell the securities for the nine months ended September 30, 2018. The fair value and accumulative loss on valuation of that equity securities at disposal date are 5,319 million Won and 384 million Won, respectively.

9.	SECURITIES AT AMORTIZED COST AND HTM FINANCIAL ASSETS

(1)	Details of securities at amortized cost as of September 30, 2018 and HTM financial assets as of December 31, 2017 are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Korean treasury and government agencies	5,878,664	3,994,857
Financial institutions	7,704,827	7,245,426
Corporates	5,337,894	5,311,970
Bond denominated in foreign currencies	97,038	86,474
Loss allowance	(5,559)	—

Total	19,012,864	16,638,727

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*)	(4,996)	—	—	(4,996)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(585)	—	—	(585)
Disposal	22	—	—	22

Ending balance	(5,559)	—	—	(5,559)

(*)	The beginning balance was restated in accordance with K-IFRS 1109.

2)	Gross carrying amount

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	16,638,727	—	—	16,638,727
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	9,434,419	—	—	9,434,419
Disposal / Redemption	(7,051,346)	—	—	(7,051,346)
Amortization on the effective interest method	(6,947)	—	—	(6,947)
Others (*)	3,570	—	—	3,570

Ending balance	19,018,423	—	—	19,018,423

(*)	Others consist of foreign currencies translation, etc.

10.	LOAN AND OTHER FINANCIAL ASSETS AT AMORTIZED COST , AND LOANS AND RECEIVABLES

(1)	Details of loans and other financial assets at amortized cost as of September 30, 2018 and loans and receivables as of December 31, 2017 are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Due from banks	17,461,242	7,392,805
Loans	229,112,714	235,237,937
Other financial assets(Other receivables)	10,100,710	6,179,882

Total	256,674,666	248,810,624

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	16,030,233	6,246,496
Others	72,176	79,394
Loss allowance	(3,800)	(1,541)

Sub-total	16,098,609	6,324,349

Due from banks in foreign currencies:
Due from banks on demand	755,572	660,582
Due from banks on time	39,247	65,052
Others	569,443	343,361
Loss allowance	(1,629)	(539)

Sub-total	1,362,633	1,068,456

Total	17,461,242	7,392,805

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	September 30, 2018	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	16,030,233	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	72,176	Central counterparty KRW margin and others

	Sub-total	16,102,409

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	752,893	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	569,443	Deposits for foreign futures and options trading and others

	Sub-total	1,322,336

	Total	17,424,745

	Counterparty	December 31, 2017	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	6,246,496	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	79,394	Central counterparty KRW margin and others

	Sub-total	6,325,890

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	654,718	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	72,700	Deposits for foreign futures and options trading and others

	Sub-total	727,418

	Total	7,053,308

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*)	(2,464)	—	—	(2,464)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(2,965)	—	—	(2,965)

Ending balance	(5,429)	—	—	(5,429)

(*)	The beginning balance was restated in accordance with K-IFRS 1109.

2)	Gross carrying amount

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,394,885	—	—	7,394,885
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	10,071,786	—	—	10,071,786

Ending balance	17,466,671	—	—	17,466,671

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Loans in local currency	204,576,843	198,504,623
Loans in foreign currencies	8,693,609	7,543,489
Domestic banker’s letter of credit	3,026,098	2,516,907
Bills bought in foreign currencies	7,397,979	8,071,263
Bills bought in local currency	100,002	194,234
Factoring receivables	53,308	134,634
Advances for customers on guarantees	13,943	21,512
Private placement bonds	90,368	158,193
Call loans	1,254,232	2,389,325
Bonds purchased under resale agreements	4,687,392	16,726,510
Others	590	626
Loan origination costs and fees	527,309	489,008
Discounted present value	—	(7,272)
Loss allowance	(1,308,959)	(1,505,115)

Total	229,112,714	235,237,937

(6)	Changes in the loss allowance on loans for the nine months ended September 30, 2018 are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018
	Consumers			Corporates			Sub-total			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance (*1)	(89,404)	(32,352)	(108,689)	(342,916)	(251,374)	(849,467)	(432,320)	(283,726)	(958,156)	(1,674,202)
Transfer to 12-month expected credit losses	(8,931)	8,242	689	(23,727)	22,069	1,658	(32,658)	30,311	2,347	—
Transfer to lifetime expected credit losses	5,130	(6,661)	1,531	14,756	(416,543)	401,787	19,886	(423,204)	403,318	—
Transfer to credit-impaired financial assets	35,044	30,253	(65,297)	32,011	22,568	(54,579)	67,055	52,821	(119,876)	—
Net reversal (provision) of loss allowance	(35,855)	(36,942)	(52,116)	(37,600)	223,429	26,595	(73,455)	186,487	(25,521)	87,511
Recoveries of loans previously charged off	—	—	(35,918)	—	—	(87,891)	—	—	(123,809)	(123,809)
Charge-off	—	—	135,320	—	—	177,384	—	—	312,704	312,704
Disposal	—	32	1,313	—	137	29,972	—	169	31,285	31,454
Unwinding effect	—	—	5,730	—	—	18,525	—	—	24,255	24,255
Others (*2)	—	—	—	33,317	—	(189)	33,317	—	(189)	33,128

Ending balance	(94,016)	(37,428)	(117,437)	(324,159)	(399,714)	(336,205)	(418,175)	(437,142)	(453,642)	(1,308,959)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Others consist of debt-equity swap, foreign currencies translation, repurchase of disposal loans and etc.

Changes in the loss allowance on loans and receivables for the nine months ended September 30, 2017, are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2017
	Consumers	Corporates	Others	Total
Beginning balance	(155,338)	(1,467,030)	(171,593)	(1,793,961)
Net reversal (provision) of loss allowance	(95,254)	(313,956)	24,045	(385,165)
Recoveries of written-off loans	(32,454)	(63,145)	—	(95,599)
Charge-off	94,733	305,998	50,665	451,396
Disposal	868	61,432	29,264	91,564
Unwinding effect	6,702	28,941	—	35,643
Others (*)	—	188,627	—	188,627

Ending balance	(180,743)	(1,259,133)	(67,619)	(1,507,495)

(*)	Others consist of debt-equity swap, foreign currencies translation and etc.

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018
	Consumers			Corporates			Sub-total			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	100,815,109	5,432,359	309,302	123,846,853	4,781,030	1,506,875	224,661,962	10,213,389	1,816,177	236,691,528
Transfer to 12-month expected credit losses	1,901,175	(1,893,111)	(8,064)	1,125,012	(1,121,684)	(3,328)	3,026,187	(3,014,795)	(11,392)	—
Transfer to lifetime expected credit losses	(3,083,860)	3,099,156	(15,296)	(2,577,301)	3,047,081	(469,780)	(5,661,161)	6,146,237	(485,076)	—
Transfer to credit-impaired financial assets	(147,505)	(114,670)	262,175	(226,000)	(137,641)	363,641	(373,505)	(252,311)	625,816	—
Charge-off	—	—	(135,320)	—	—	(177,384)	—	—	(312,704)	(312,704)
Disposal	—	(456)	(23,692)	—	(1,169)	(108,176)	—	(1,625)	(131,868)	(133,493)
Net increase (decrease)	3,810,415	(727,342)	(33,117)	(7,754,400)	(789,374)	(329,840)	(3,943,985)	(1,516,716)	(362,957)	(5,823,658)

Ending balance	103,295,334	5,795,936	355,988	114,414,164	5,778,243	782,008	217,709,498	11,574,179	1,137,996	230,421,673

(8)	Details of other financial assets(other receivables) are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Receivables	7,391,830	4,201,407
Accrued income	1,012,844	927,297
Telex and telephone subscription rights and refundable deposits	946,724	947,341
Other receivables	814,323	157,632
Loss allowance	(65,011)	(53,795)

Total	10,100,710	6,179,882

(9)	Changes in the loss allowance on other financial assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*)	(1,302)	(960)	(52,496)	(54,758)
Transfer to 12-month expected credit losses	(104)	88	16	—
Transfer to lifetime expected credit losses	64	(376)	312	—
Transfer to credit-impaired financial assets	2,322	128	(2,450)	—
Net reversal (provision) of loss allowance	(2,214)	24	(26,865)	(29,055)
Charge-off	—	—	17,755	17,755
Disposal	—	—	1,047	1,047

Ending balance	(1,234)	(1,096)	(62,681)	(65,011)

(*)	The beginning balance was restated in accordance with K-IFRS 1109.

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	6,134,524	21,013	78,140	6,233,677
Transfer to 12-month expected credit losses	6,493	(6,471)	(22)	—
Transfer to lifetime expected credit losses	(10,108)	10,426	(318)	—
Transfer to credit-impaired financial assets	(3,011)	(845)	3,856	—
Charge-off	—	—	(17,755)	(17,755)
Disposal	—	(2)	(1,235)	(1,237)
Net increase (decrease)	3,933,796	854	16,386	3,951,036

Ending balance	10,061,694	24,975	79,052	10,165,721

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments’ characteristics and market conditions, such as volume of transactions and transparency, are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Bank maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Bank’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in one of the following three levels used to classify fair value measurements:

•

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives and debt securities issued by governmental bodies.

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e., prices) or indirectly (i.e., derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in the OTC market but do not require significant judgment.

•

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities whose valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Level 1 (*1)	Level 2 (*1)	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Deposits	27,045	—	—	27,045
Equity securities	24,132	—	346,695	370,827
Capital contributions	—	—	354,246	354,246
Beneficiary certificates	—	41,922	811,375	853,297
Loans	—	—	56,019	56,019
Derivative assets	1,580	1,875,811	36,128	1,913,519

Sub-total	52,757	1,917,733	1,604,463	3,574,953

Financial assets at FVTOCI
Debt securities	2,248,896	12,260,293	—	14,509,189
Equity securities	545,615	—	305,511	851,126
Securities loaned	—	70,210	—	70,210

Sub-total	2,794,511	12,330,503	305,511	15,430,525

Derivative assets (Held for hedging)	—	13,716	—	13,716

Total	2,847,268	14,261,952	1,909,974	19,019,194

Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Deposit due to customers	27,266	—	—	27,266
Derivative liabilities	743	1,962,954	43,433	2,007,130

Sub-total	28,009	1,962,954	43,433	2,034,396

Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities	—	—	187,533	187,533
Derivative liabilities (Held for hedging)	—	38,094	—	38,094

Total	28,009	2,001,048	230,966	2,260,023

	December 31, 2017
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	25,972	—	—	25,972
Debt securities	191,383	817,444	—	1,008,827
Equity securities	156	—	—	156
Derivative assets	1,021	3,076,369	21,379	3,098,769

Sub-total	218,532	3,893,813	21,379	4,133,724

AFS financial assets
Debt securities	2,536,578	9,540,789	—	12,077,367
Equity securities	398,756	—	818,053	1,216,809
Beneficiary certificates	—	66,765	655,507	722,272
Securities loaned	69,778	100,478	—	170,256

Sub-total	3,005,112	9,708,032	1,473,560	14,186,704

Derivative assets (Held for hedging)	—	59,272	—	59,272

Total	3,223,644	13,661,117	1,494,939	18,379,700

Financial liabilities:
Financial liabilities held for trading
Deposit due to customers	25,964	—	—	25,964
Derivative liabilities	2,613	3,115,664	20,941	3,139,218

Sub-total	28,577	3,115,664	20,941	3,165,182

Financial liabilities designated as at FVTPL
Equity-linked securities	—	—	160,057	160,057
Debentures	—	91,739	—	91,739

Sub-Total	—	91,739	160,057	251,796

Derivative liabilities (Held for hedging)	—	12,103	—	12,103

Total	28,577	3,219,506	180,998	3,429,081

(*1)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

(*2)

Certain AFS unquoted equity securities were measured at cost as of December 31, 2017, that amounted to 17,260 million Won. These unquoted equity instruments mostly represent minority investments in structured entity vehicles, such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value were not available to obtain, (b) there was a significant variance in likely estimated cash flows or (c) the probabilities for various estimated cash flows could not be measured reliably. In addition, the Bank has no intention to dispose these investments in the foreseeable future.

Financial assets and liabilities at fair value through profit or loss mandatorily measured at fair value, financial liabilities at fair value through profit or loss designated as upon initial recognition, financial assets at FVTOCI, and derivative assets (Held for hedging) and liabilities (Held for hedging) are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank determines the fair value using valuation techniques. Valuation method and input variables for each type of financial instruments are as follows:

	Valuation methods	Input variables
Loans	The fair value of Loans is measured by the Binomial tree given the values of underlying assets and volatility.	Values of underlying assets, Volatility
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate, credit spread
Equity securities, capital contributions and beneficiary certificates

Among Discounted Cash Flow (“DCF”) model, free cash flow to equity model, comparable company analysis, dividend discount model, risk-adjusted rate of return method and net asset value method, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, Beta, etc.
Derivatives

The in-house developed model is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, currency swap and currency forward that are based on inputs observable in the market. However, for some complicated financial instruments whose valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.
Equity-linked securities

The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM model or Monte Carlo Simulation given the natures of the securities or underlying assets.

Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, volatility, correlation coefficient, credit spread and foreign exchange rate
Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Bank.	Risk-free market rate of return and forward rate

Valuation methods of the financial assets and financial liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial tree	Price of stock, Volatility of underlying asset	14.84-38.77%	Fair value increases as volatility of underlying asset increases.
Derivative assets	Option valuation model and others	Correlation coefficient	0.9–0.98	Variation of fair value increases as correlation coefficient increases.
		Volatility of underlying asset	9.06%–25.69%	Variation of fair value increases as volatility increases.
Derivative liabilities	Option valuation model and others	Correlation coefficient	0.9–0.98	Variation of fair value increases as correlation coefficient increases.
		Volatility of underlying asset	9.06%–25.69%	Variation of fair value increases as volatility increases.
Equity-linked securities	Monte Carlo Simulation and others	Correlation coefficient	0.0005-0.674

Equity-linked securities’ variation of fair value increases if both volatility and correlation coefficient increase. However, when correlation coefficient decreases despite the increase in volatility, the variation of fair value of a compound financial instrument may decrease.

		Volatility of underlying asset	19.99%–24.81%
Equity securities, capital contributions and beneficiary certificates	External appraisal value and others	Expected growth rate	0.00%	Fair value increases as expected growth rate increases.
		Discount rate	1.09%-18.71%	Fair value increases as discount rate decreases.
		Volatility of real estate sale price	0.00%	Fair value increases as volatility or real estate sale price increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Bank using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For nine months ended September 30, 2018
	January 1, 2018	Net Income (loss) (*1)	Other comprehens -ive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	September 30, 2018
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Equity securities	260,085	37,219	—	50,004	(613)	—	346,695
Capital contributions	273,789	12,459	—	84,585	(16,587)	—	354,246
Beneficiary certificates	655,507	14,838	—	231,317	(90,287)	—	811,375
Loans	52,854	4,076	—	689	(1,600)	—	56,019
Derivative assets	19,243	67,088	—	660	(50,863)	—	36,128

Sub-total	1,261,478	135,680	—	367,255	(159,950)	—	1,604,463

Financial assets at FVTOCI
Equity securities	285,397	—	19,924	220	(30)	—	305,511

Total	1,546,875	135,680	19,924	367,475	(159,980)	—	1,909,974

Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Derivative liabilities	20,941	76,718	—	(3,315)	(50,911)	—	43,433
Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities	160,057	4,967	—	184,312	(161,803)	—	187,533

Total	180,998	81,685	—	180,997	(212,714)	—	230,966

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The gain amounting to 75,836 million Won for nine months ended September 30, 2018, which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on financial assets at FVTOCI in the separate statement of comprehensive income.

(*2)	The Bank recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For nine months ended September 30, 2017
	January 1, 2017	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	September 30, 2017
Financial assets:
Financial assets held for trading
Derivative assets	23,062	24,670	—	583	(17,837)	—	30,478
AFS financial assets
Equity securities	855,006	22,189	15,927	30,016	(38,164)	—	884,974
Beneficiary certificates	512,569	3,980	1,564	212,666	(89,201)	—	641,578

Sub-total	1,367,575	26,169	17,491	242,682	(127,365)	—	1,526,552

Derivative assets	99	185	—	—	(284)	—	—

Total	1,390,736	51,024	17,491	243,265	(145,486)	—	1,557,030

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	33,436	22,161	—	500	(18,293)	—	37,804
Financial liabilities designated at FVTPL
Equity-linked securities	673,709	104,217	—	—	(428,517)	—	349,409

Total	707,145	126,378	—	500	(446,810)	—	387,213

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The loss amounting to 62,976 million Won for nine months ended September 30, 2017 which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the separate statement of comprehensive income.

(*2)	The Bank recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	Sensitivity analysis on the unobservable inputs used for measuring Level 3 financial instruments.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes that resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of Level 3 financial instruments: (1) interest rate-related derivatives, currency-related derivatives, equity-related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

The equity investments classified as Level 3 equity securities whose costs(2,140,940 million Won and 1,675,937 million Won as of September 30, 2018 and December 31, 2017)are considered to provide the best estimate of fair value are excluded from sensitivity analysis(1,336,890 million Won and 1,062,218 million Won as of September 30, 2018 and December 31, 2017).

The following table shows the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of Level 3 financial instruments (Unit: Korean Won in millions):

	September 30, 2018
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	2,924	(2,602)	—	—
Loans	242	(197)	—	—
Equity securities (*2)	10,963	(7,850)	—	—
Beneficiary certificates (*3)	1,441	(1,440)	—	—
Financial assets at FVTOCI
Equity securities (*2)	—	—	13,256	(6,592)

Total	15,570	(12,089)	13,256	(6,592)

Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Derivative liabilities (*1)	2,770	(3,081)	—	—
Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities (*1)	1,034	(1,103)	—	—

Total	3,804	(4,184)	—	—

	December 31, 2017
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivative assets (*1)	1,234	(526)	—	—
AFS financial assets
Equity securities (*2) (*3)	—	—	20,594	(12,398)
Beneficiary certificates (*3)	—	—	1,749	(1,695)

Total	1,234	(526)	22,343	(14,093)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)	5	(513)	—	—
Financial liabilities designated as at FVTPL
Equity-linked securities (*1)	8	(7)	—	—

Total	13	(520)	—	—

(*1)

Fair value changes of equity-related derivative assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of stock price and correlation, which are major unobservable variables, by 10%. In the case of interest rate-related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest, which are major unobservable variables, by 10%.

(*2)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0%–1%) and discount rate or liquidation value (-1%–1%) and discount rate. The growth rate, discount rate and liquidation value are major unobservable variables.

(*3)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,469,807	16,573,091	—	19,042,898	19,012,864
Loans and other financial assets at amortized cost	—	—	256,784,889	256,784,889	256,674,666
Financial liabilities:
Deposits due to customers	—	226,254,595	—	226,254,595	226,233,596
Borrowings	—	13,972,114	—	13,972,114	13,941,360
Debentures	—	21,459,770	—	21,459,770	21,457,360
Other financial liabilities	—	21,652,459	—	21,652,459	21,653,196

	December 31, 2017
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,206,292	15,398,641	—	16,604,933	16,638,727
Loans and receivables assets	—	—	247,784,211	247,784,211	248,810,624
Financial liabilities:
Deposits due to customers	—	224,355,148	—	224,355,148	224,384,156
Borrowings	—	13,631,522	—	13,631,522	13,662,984
Debentures	—	21,733,045	—	21,733,045	21,707,466
Other financial liabilities	—	13,028,595	—	13,028,595	13,029,421

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Bank determines the fair value using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized costs are given as follows:

	Valuation methods	Input variables
Securities at amortized cost (HTM financial assets in previous year)

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate and credit spread

Loans and other financial assets at amortized cost (Loans and other receivables in previous year)

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company or individual and consumer borrowers that has similar credit rating.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk-free market rate and forward rate

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2018
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets(Held for hedging)	Total
Deposits	27,045	—	17,461,242	—	17,488,287
Securities	1,578,370	15,430,525	19,012,864		36,021,759
Loans	56,019	—	229,112,714	—	229,168,733
Derivative assets	1,913,519	—	—	13,716	1,927,235
Other financial assets	—	—	10,100,710	—	10,100,710

Total	3,574,953	15,430,525	275,687,530	13,716	294,706,724

	September 30, 2018
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Held for hedging)	Total
Deposits due to customers	27,266	226,233,596	—	226,260,862
Borrowings	187,533	13,941,360	—	14,128,893
Debentures	—	21,457,360	—	21,457,360
Derivative liabilities	2,007,130	—	38,094	2,045,224
Other financial liabilities(*)	—	21,700,722	—	21,700,722

Total	2,221,929	283,333,038	38,094	285,593,061

(*)	Other financial liabilities include 47,526 million Won of financial guarantee liabilities measured at amortized cost included in provisions.

	December 31, 2017
Financial assets	Financial assets at FVTPL	AFS financial assets	HTM financial assets	Loans and receivables	Derivatives assets (Held for hedging)	Total
Deposits	25,972	—	—	7,392,805	—	7,418,777
Securities	1,008,983	14,186,704	16,638,727	—	—	31,834,414
Loans	—	—	—	235,237,937	—	235,237,937
Derivative assets	3,098,769	—	—	—	59,272	3,158,041
Other financial assets	—	—	—	6,179,882	—	6,179,882

Total	4,133,724	14,186,704	16,638,727	248,810,624	59,272	283,829,051

	December 31, 2017
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Held for hedging)	Total
Deposits due to customers	25,964	224,384,156	—	224,410,120
Borrowings	160,057	13,662,984	—	13,823,041
Debentures	91,739	21,707,466	—	21,799,205
Derivative liabilities	3,139,218	—	12,103	3,151,321
Other financial liabilities(*)	—	13,103,698	—	13,103,698

Total	3,416,978	272,858,304	12,103	276,287,385

(*)	Other financial liabilities include 74,277 million Won of financial guarantee liabilities measured at amortized cost included in provisions.

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

Transferred financial assets that do not meet the condition of derecognition in their entirety.

a)	Disposal of securities under repurchase agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		September 30, 2018	December 31, 2017
Assets transferred	AFS financial assets	—	9,998
	Securities at amortized cost	5,548	—
	HTM financial assets	—	5,436

	Total	5,548	15,434

Related liabilities	Bonds sold under repurchase agreements	2,129	3,173

b)	Securities loaned

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Bank does not derecognize them from the separate financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean Won in millions):

		September 30, 2018	December 31, 2017	Loaned to
Financial assets at FVTOCI	Korean treasury, government bonds and others	70,210	—	Korea Securities Finance Corporation
AFS financial assets	Korean treasury, government bonds and others	—	170,256	Korea Securities Finance Corporation and others

	Total	70,210	170,256

The details of the transferred financial assets that are not meet the condition of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18.

(2)	The offset of financial assets and liabilities

The Bank possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been offset with part of unpaid domestic exchange payable or uncollected domestic exchange receivables and has been disclosed in loans at amortized cost and other financial assets (loans and receivables in previous year) or other financial liabilities of the Bank’s separate statements of financial position.

The Bank possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Bank under the circumstances of the trading party’s defaults, insolvency or bankruptcy, the right of offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets and derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Bank has entered into a resale and repurchase agreement and accounted it as a collateralized borrowing. The Bank has also entered into a resale and repurchase agreement and accounted it as a secured advance. The resale and repurchase agreements can have the offsetting right only under the trading party’s default, insolvency or bankruptcy, which do not satisfy the offsetting criteria of K-IFRS 1032. The Bank recorded the collateralized borrowing in borrowings and the secured loans in loans and receivables. The Bank under the repurchase agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of K-IFRS 1032. The Bank disclosed bonds purchased under agreements as loan at amortized cost and other financial assets (loans and receivables in previous year) and bonds sold under repurchase agreements as borrowings.

As of September 30, 2018 and December 31, 2017, the financial instruments to be off set and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets and others (*1)	1,840,320	—	1,840,320
Receivable spot exchange (*2)	6,732,940	—	6,732,940	8,150,437	21,770	401,053
Bonds purchased under resale agreements (*2)	4,687,392	—	4,687,392	4,687,392	—	—
Domestic exchanges receivable (*2) (*5)	27,356,833	26,697,317	659,516	—	—	659,516

Total	40,617,485	26,697,317	13,920,168	12,837,829	21,770	1,060,569

	September 30, 2018
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,139,173	—	2,139,173
Payable spot exchange (*3)	6,732,717	—	6,732,717	8,127,860	176,483	567,547
Bonds sold under repurchase agreements (*4)	2,129	—	2,129	2,129	—	—
Domestic exchanges payable (*3) (*5)	32,385,650	26,697,317	5,688,333	3,408,953	—	2,279,380

Total	41,259,669	26,697,317	14,562,352	11,538,942	176,483	2,846,927

(*1)	The items include derivatives held for trading, derivatives held for hedging and equity-linked securities.
(*2)	The items are included in loans at amortized cost and other financial assets.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2017
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,979,492	1,710	2,977,782
Receivable spot exchange (*2)	3,674,864	—	3,674,864	5,694,421	174,415	783,810
Bonds purchased under resale agreements (*2)	16,726,510	—	16,726,510	16,726,510	—	—
Domestic exchanges receivable (*2) (*5)	39,045,597	38,985,354	60,243	—	—	60,243

Total	62,426,463	38,987,064	23,439,399	22,420,931	174,415	844,053

	December 31, 2017
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,137,297	1,710	3,135,587
Payable spot exchange (*3)	3,674,737	—	3,674,737	5,817,331	157,750	835,243
Bonds sold under repurchase agreements (*4)	3,173	—	3,173	3,173	—	—
Domestic exchanges payable (*3) (*5)	40,279,285	38,985,354	1,293,931	1,293,931	—	—

Total	47,094,492	38,987,064	8,107,428	7,114,435	157,750	835,243

(*1)	The items include derivatives held for trading, derivatives held for hedging and equity-linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)

The Bank has the following subsidiaries (Unit: Korean Won in 100 million, USD in 10 thousand, CNY in 100 million, RUB in 100 million, IDR in 100 million, BRL in 10 thousand, PHP in 100 million, VND in trillion):

Subsidiaries	Location	Capital stock		Main business
Woori FIS Co., Ltd.	Korea	KRW	245	System software development and maintenance
Woori Private Equity Asset Management Co., Ltd.	Korea	KRW	300	Finance
Woori Finance Research Institute Co., Ltd.	Korea	KRW	30	Other service business
Woori Card Co., Ltd.	Korea	KRW	8,963	Finance
Woori Investment Bank Co., Ltd.	Korea	KRW	3,371	Other credit finance business
Woori Credit Information Co., Ltd.	Korea	KRW	50	Credit information
Woori America Bank	America	USD	19,250	Finance
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia	IDR	6,720	Finance
Woori Global Markets Asia Limited	Hong Kong	USD	10,000	Finance
Woori Bank China Limited	China	CNY	21.6	Finance
AO Woori Bank	Russia	RUB	14.5	Finance
Banco Woori Bank do Brasil S.A.	Brazil	BRL	7,709	Finance
Korea BTL Infrastructure Fund	Korea	KRW	7,755	Finance
Woori Fund Service Co., Ltd.	Korea	KRW	100	Finance
Woori Finance Cambodia PLC.	Cambodia	USD	1,300	Finance
Woori Finance Myanmar Co., Ltd.	Myanmar	USD	1,200	Finance
Wealth Development Bank	Philippine	PHP	7.7	Finance
Woori Bank Vietnam Limited	Vietnam	VND	4.6	Finance
WB Finance Co., Ltd.	Cambodia	USD	2,135	Finance

	September 30, 2018			December 31, 2017
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori FIS Co., Ltd.	4,900,000	100.0	Sep.30,2018	4,900,000	100.0	Dec.31,2017
Woori Private Equity Asset Management Co., Ltd.	6,000,000	100.0	Sep.30,2018	6,000,000	100.0	Dec.31,2017
Woori Finance Research Institute Co., Ltd.	600,000	100.0	Sep.30,2018	600,000	100.0	Dec.31,2017
Woori Card Co., Ltd.	179,266,200	100.0	Sep.30,2018	179,266,200	100.0	Dec.31,2017
Woori Investment Bank Co., Ltd.	403,404,538	59.8	Sep.30,2018	403,404,538	59.8	Dec.31,2017
Woori Credit Information Co., Ltd.	1,008,000	100.0	Sep.30,2018	1,008,000	100.0	Dec.31,2017
Woori America Bank	38,500,000	100.0	Sep.30,2018	38,500,000	100.0	Dec.31,2017
PT Bank Woori Saudara Indonesia 1906 Tbk	5,256,690,211	79.9	Sep.30,2018	5,256,690,211	79.9	Dec.31,2017
Woori Global Markets Asia Limited	78,000,000	100.0	Sep.30,2018	78,000,000	100.0	Dec.31,2017
Woori Bank China Limited	—	100.0	Sep.30,2018	—	100.0	Dec.31,2017
AO Woori Bank	57,999,999	100.0	Sep.30,2018	57,999,999	100.0	Dec.31,2017
Banco Woori Bank do Brasil S.A.	77,093,999	100.0	Sep.30,2018	77,093,999	100.0	Dec.31,2017
Korea BTL Infrastructure Fund (*1)	154,910,839	99.9	Sep.30,2018	155,805,801	99.9	Dec.31,2017
Woori Fund Service Co., Ltd.	2,000,000	100.0	Sep.30,2018	2,000,000	100.0	Dec.31,2017
Woori Finance Cambodia PLC.	13,000,000	100.0	Sep.30,2018	13,000,000	100.0	Dec.31,2017
Woori Finance Myanmar Co., Ltd.	1,200,000	100.0	Sep.30,2018	1,200,000	100.0	Dec.31,2017
Wealth Development Bank	3,931,365	51.0	Sep.30,2018	3,931,365	51.0	Dec.31,2017
Woori Bank Vietnam Limited(*2)	—	100.0	Sep.30,2018	—	100.0	Dec.31,2017
WB Finance Co., Ltd.(*3)	867,457	100.0	Sep.30,2018	—	—	—

(*1)	The Bank’s capital stock and number of shares owned have decreased, attributed to paid capital reduction of the subsidiary during the nine months ended September 30, 2018.
(*2)	The Bank’s capital stock have increase, attributed to paid capital added of the subsidiary during the nine months ended September 30, 2018.
(*3)	The Bank acquired over 50% ownership of WB Finance Co., Ltd. during the nine months ended September 30, 2018.

(2)

As for the structured entities in accordance with K-IFRS 1110 and K-IFRS 1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from the its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity.

1)	Details of structured entities that the Bank controls are as follows:

	September 30, 2018
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 27 structured entities	Korea	Asset securitization	—	Sep. 30, 2018
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	Sep. 30, 2018
Money Trust by Trust Business Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	Sep. 30, 2018
Structured entities established for investment in securities and others
G5 Pro Short-term Bond Investment Fund 13	Korea	Investment securities	100.0	Sep. 30, 2018
HeungkukWoori Tech Company Private Placement Investment Trust No. 1	Korea	Investment securities	98.0	Sep. 30, 2018
AI Partners Water Supply Private Placement Investment Trust No.2	England	Investment securities	97.3	Sep. 30, 2018
Consus Sakhalin Real Estate Investment Trust 1st	Korea	Investment securities	75.0	Sep. 30, 2018

	December 31, 2017
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 19 structured entities	Korea	Asset securitization	—	Dec. 31, 2017
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	Dec. 31, 2017
Money Trust by Trust Business Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	Dec. 31, 2017
Structured entities established for investment in securities and others
G5 Pro Short-term Bond Investment Fund 13 and 3 structured entities	Korea	Investment securities	100.0	Dec. 31, 2017
HeungkukWoori Tech Company Private Placement Investment Trust No. 1	Korea	Investment securities	98.0	Dec. 31, 2017
Consus Sakhalin Real Estate Investment Trust 1st	Korea	Investment securities	75.0	Dec. 31, 2017

(*1)

It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.

(*2)

The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

2)	The following companies have been excluded from the consolidation scope despite the Bank’s majority ownership interest as of September 30, 2018 and December 31, 2017:

	September 30, 2018
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Investment securities	60.0
Mirae Asset Seobu Underground Expressway Professional Investment (*)	Korea	Investment securities	58.5
Hana Qualified Investor Private Real Estate Investment Trust No. 41-1 (*)	Korea	Investment securities	77.0
Hangang sewage treatment plant fund (*)	Korea	Investment securities	55.7
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)			97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Investment securities	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Investment securities	69.0
Heungkuk Global Private Placement Investment Trust No. 1(*)	Korea	Investment securities	93.3

	December 31, 2017
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Investment securities	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Investment securities	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Investment securities	88.9
Hana Qualified Investor Private Real Estate Investment Trust No. 41-1 (*)	Korea	Investment securities	77.0
IGIS Global Private Placement Real Estate Fund No. 148-1(*)	Korea	Investment securities	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2(*)	Korea	Investment securities	69.0

(*)

The Bank owns the majority ownership interest in these structured entities, but has no power over the investees’ relevant activities. As a result, it is deemed that the Bank has no power or control over the structured entities.

(3)	Investments in associates are as follows (Unit: Korean Won in 100 million):

				September 30, 2018
Investees	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tire Co., Inc. (*1)	Korea	—	Manufacturing	—	—	—
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight and staffing	4,704	4.9	Aug. 31, 2018 (*6)
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Sep. 30, 2018
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security Service	180,000	15.0	Aug. 31, 2018 (*6)
Chin Hung International Inc. (*5)	Korea	733	Construction	37,059,405	25.3	Aug. 31, 2018 (*6)
Poonglim Industrial Co., Ltd. (*7)	Korea	—	Construction	—	—	—
STX Engine Co., Ltd. (*9)	Korea	—	Manufacturing	—	—	—
STX Corporation (*9)	Korea	—	Wholesale of non-specialized goods	—	—	—
Saman Corporation (*2)	Korea	7	General construction and technology service	12,542	9.2	June. 30, 2018 (*6)
Dongwoo C & C Co., Ltd. (*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*4)	Korea	26	Aggregate transportation and wholesale	70,529	26.5	—
G2 Collection Co., Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*4)	Korea	7	Manufacturing	68,470	48.4	—
Kyesan Engineering Co., Ltd. (*4)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*4)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*4)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*4)	Korea	4	Construction	12,123	29.6	—
QTS Shipping Co., Ltd. (*4)	Korea	4	Complex transportation brokerage	17,460	49.4	—
Reading Doctors Co., Ltd. (*4)	Korea	1	Other services	7,398	35.4	—
PREXCO Co., Ltd. (*4)	Korea	16	Manufacturing	919,972	28.1	—
Hyunwoo International Co., Ltd. (*12)	Korea	—	Manufacturing	—	—	—
Jiwon Plating Co., Ltd. (*4)	Korea	7	Plating	28,705	20.5	—
Cultizm Korea LTD Co., Ltd. (*4)	Korea	0.14	Wholesale and retail sales	858	31.3	—
Gil Co., Ltd. (*4)	Korea	9	Manufacturing	44,662	26.1	—
NK Eng Co., Ltd. (*4)	Korea	15	Manufacturing	697,033	23.1	—
Woori Growth Partnerships New Technology Private Equity Fund (*14)	Korea	1,167	Other financial services	26,922	23.1	Sep. 30, 2018
DAEA SNC Co., Ltd. (*4)	Korea	1	Wholesale and retail sales	1,253	24.0	—
ARES-TECH Co., Ltd. (*4)	Korea	2	Electronic component manufacturing	7,187	23.4	—
2016KIF-IMM Woori Bank Technology Venture Fund (*11)	Korea	713	Other financial services	14,250,000,000	20.0	Sep. 30, 2018
K BANK Co., Ltd. (*2)(*11)	Korea	3,800	Finance	11,079,332	14.6	Aug. 31, 2018 (*6)
Smart Private Equity Fund No. 2	Korea	150	Other financial services	3,000	20.0	Sep. 30, 2018
Woori Bank-Company K Korea Movie Asset Fund	Korea	120	Other financial services	3,000	25.0	Sep. 30, 2018
Well to Sea No. 3 Private Equity Fund(*13)	Korea	2,051	Finance	102,500,000,000	50.0	June. 30, 2018 (*6)
Youngdong Sea Food Co., Ltd. (*4)(*10)	Korea	3	Processed sea food manufacturing	12,106	24.0	—
Partner One Value Up 1st Private Equity Fund (*8)	Korea	430	Other financial services	10,000,000,000	23.3	Sep. 30, 2018
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership(*8)	Korea	163	Other financial services	3,268,000,000	20.0	Sep. 30, 2018
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund(*8)	Korea	61	Other financial services	1,525,000,000	25.0	Sep. 30, 2018

				December 31, 2017
Investees	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tire Co., Inc. (*1)	Korea	7,900	Manufacturing	22,357,561	14.2	Sep. 30, 2017(*6)
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight and staffing	4,704	4.9	Nov. 30, 2017(*6)
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Dec. 31, 2017
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security Service	180,000	15.0	Nov. 30, 2017(*6)
Chin Hung International Inc. (*5)	Korea	733	Construction	37,059,405	25.3	Nov. 30, 2017(*6)
Poonglim Industrial Co., Ltd. (*7)	Korea	736	Construction	4,142,782	29.0	Sep. 30, 2017(*6)
STX Engine Co., Ltd. (*9)	Korea	691	Manufacturing	8,082,650	29.2	—
STX Corporation (*9)	Korea	478	Wholesale of non-specialized goods	3,772,400	19.7	Sep. 30, 2017(*6)
Saman Corporation (*2)	Korea	7	General construction and technology service	12,542	9.2	Sep. 30, 2017(*6)
Dongwoo C & C Co., Ltd. (*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*4)	Korea	26	Aggregate transportation and wholesale	70,529	26.5	—
G2 collection Co., Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*4)	Korea	7	Manufacturing	68,470	48.4	—
Kyesan Engineering Co., Ltd. (*4)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*4)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*4)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*4)	Korea	4	Construction	12,123	29.6	—
QTS Shipping Co., Ltd. (*4)	Korea	4	Complex transportation brokerage	17,460	49.4	—
Reading Doctors Co., Ltd. (*4)	Korea	1	Other services	7,398	35.4	—
PREXCO Co., Ltd. (*4)	Korea	16	Manufacturing	919,972	28.1	—
Hyunwoo International Co., Ltd. (*12)	Korea	12	Manufacturing	59,873	25.9	—
Jiwon Plating Co., Ltd. (*4)	Korea	7	Plating	28,705	20.5	—
Cultizm Korea LTD Co., Ltd. (*4)	Korea	0.14	Wholesale and retail sales	858	31.3	—
Gil Co., Ltd. (*4)	Korea	9	Manufacturing	44,662	26.1	—
NK Eng Co., Ltd. (*4)	Korea	15	Manufacturing	697,033	23.1	—
Woori Growth Partnerships New Technology Private Equity Fund (*14)	Korea	1,249	Other financial services	28,833	23.1	Dec. 31, 2017
DAEA SNC Co., Ltd. (*4)	Korea	1	Wholesale and retail sales	1,253	24.0	—
ARES-TECH Co., Ltd. (*4)	Korea	2	Electronic component manufacturing	7,187	23.4	—
2016KIF-IMM Woori Bank Technology Venture Fund (*11)	Korea	342	Other financial services	6,840,000,000	20.0	Dec. 31, 2017
K BANK Co., Ltd. (*2)(*11)	Korea	3,500	Finance	9,078,462	13.0	Nov. 30, 2017(*6)
Smart Private Equity Fund No. 2	Korea	150	Other financial services	3,000	20.0	Dec. 31, 2017
Woori Bank-Company K Korea Movie Asset Fund	Korea	120	Other financial services	3,000	25.0	Dec. 31, 2017
Well to Sea No. 3 Private Equity Fund (*13)	Korea	2,051	Finance	102,500,000,000	50.0	Sep. 30, 2017(*6)

(*1)

The Bank did not have significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution, and thus the entity was excluded from the investment in associates for the nine months ended September 30, 2018.

(*2)	The Bank can participate in the decision-making body and exercise significant influence over the associates through business partnerships.
(*3)	Most of the significant business transactions are with the Bank as of September 30, 2018 and December 31, 2017.
(*4)	There is no investment amount as of September 30, 2018 and December 31, 2017.
(*5)	The investments in associates that have quoted market prices are Chin Hung International Inc. (current period: KRW 1,970, previous year: KRW 1,915).
(*6)	The significant transactions and events at the end of reporting period of the associates and the Bank have been properly incorporated.
(*7)

The Bank did not have significant influence over the entity due to the fact that the entity was going through workout process, and thus the entity was excluded from the investment in associates for the nine months ended September 30, 2018.

(*8)	Due to capital contribution by the Bank for the nine months ended September 30, 2018, the entities were included in the investment in associates.

(*9)	The entity was sold after it was transferred to assets held for sale and was excluded from the investment in associates.
(*10)

Even though the Bank’s ownership ratio of the entity was more than 20%, the Bank did not have significant influence over the entity because the entity was going through workout process under receivership and thus was excluded from the investment in associates. However, as the workout process was completed for the nine months ended September 30, 2018, it has been included in the investment in associates.

(*11)	Due to paid capital increase of associates, the Bank’s capital stock and number of holding shares increased during the nine months ended September 30, 2018.
(*12)	The entity was excluded from the associate as the bank sold its entire stake during the nine months ended September 30, 2018.
(*13)

The Bank has entered into a contract whereas the Bank (or a third party designated by the Bank) obtains a preemptive right to acquire the base assets (Aju Capital Co. Ltd.) of Well to Sea No. 3 Private Equity Fund, an affiliate of the Bank, when the Fund disposes them.

(*14)	Due to paid capital reduction, the Bank’s capital stock and number of holding shares decreased for the nine months ended September 30, 2018.

(4)	The entities excluded from associates, although the Bank’s ownership interest in them is higher than 20% as of September 30, 2018 and December 31, 2017, are as follows:

	September 30, 2018
Associate (*)	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd.	464,812	21.4%
Saenuel Co., Ltd.	3,531	37.4%
E Mirae Tech Co., Ltd.	7,696	41.0%
Jehin Trading Co., Ltd.	81,610	27.3%
The Season Company Co., Ltd.	18,187	30.1%
Yuil PESC Co., Ltd.	8,642	24.0%
Sinseong Trading Co., Ltd.	2,584	27.2%
CL Tech Co., Ltd.	13,759	38.6%
Force TEC Co., Ltd.	4,780,907	25.8%
Poonglim Industrial Co., Ltd.	4,142,782	29.1%

	December 31, 2017
Associate (*)	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd.	465,050	21.4%
Saenuel Co., Ltd.	3,531	37.4%
E Mirae Tech Co., Ltd.	7,696	41.0%
Jehin Trading Co., Ltd.	81,610	27.3%
The Season Company Co., Ltd.	18,187	30.1%
Yuil PESC Co., Ltd.	8,642	24.0%
Youngdong Sea Food Co., Ltd.	12,106	24.0%
Sinseong Trading Co., Ltd.	2,584	27.2%
CL Tech Co., Ltd.	13,759	38.6%
Force TEC Co., Ltd.	4,780,907	25.8%
Protronics Co., Ltd.	95,921	48.1%
Instern Co., Ltd.	14,296	20.1%

(*)

Even though the Bank’s ownership interest in the entity is more than 20%, it is determined that the Bank does not have significant influence over the entity since it is going through workout process under receivership; thus, it is excluded from the investment in associates.

(5)

Changes in carrying value of investments in subsidiaries and associates are as follows (Korean Won in millions). Because the investments associated with structured entities were classified as financial assets at FVTPL (K-IFRS 1109) for the nine months ended September 30, 2018 and AFS securities (K-IFRS 1039) for the nine months ended September 30, 2017, they were excluded from the carrying value of investments in subsidiaries and associates.

	For the nine months ended September 30, 2018
Investees	January 1, 2018	Acquisitions	Disposals and others(*)	September 30, 2018
Woori FIS Co., Ltd.	35,362	—	—	35,362
Woori Private Equity Asset Management Co., Ltd.	43,227	—	—	43,227
Woori Finance Research Institute Co., Ltd.	3,364	—	—	3,364
Woori Card Co., Ltd.	1,274,260	—	—	1,274,260
Woori Investment Bank	143,814	—	—	143,814
Woori Credit Information Co., Ltd.	24,666	—	—	24,666
Woori America Bank	281,471	—	—	281,471
PT Bank Woori Saudara Indonesia 1906 Tbk	328,012	—	—	328,012
Woori Global Markets Asia Limited	113,858	—	—	113,858
Woori Bank China Limited	427,802	—	—	427,802
AO Woori Bank	51,780	—	—	51,780
Banco Woori Bank do Brasil S.A.	44,045	—	—	44,045
Korea BTL Infrastructure Fund	783,164	7,500	(11,983)	778,681
Woori Fund Service Co., Ltd.	10,000	—	—	10,000
Woori Finance Cambodia PLC.	15,850	—	—	15,850
Woori Finance Myanmar Co., Ltd.	13,649	—	—	13,649
Wealth Development Bank	24,355	—	—	24,355
Woori Bank Vietnam Limited	155,400	77,440	—	232,840
WB Finance Co., Ltd.	—	88,216	(654)	87,562
Kumho Tire Co., Inc.	98,932	—	(98,932)	—
Woori Service Networks Co., Ltd.	108	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	3,267
Chin Hung International Inc.	70,969	—	—	70,969
Poonglim Industrial Co., Ltd.	6	—	(6)	—
STX Corporation	7,809	—	(7,809)	—
Saman Corporation	1,255	—	—	1,255
Woori Growth Partnerships New Technology Private Equity Fund	28,833	—	(3,346)	25,487
2016KIF-IMM Woori Bank Technology Venture Fund	6,840	7,410	—	14,250
K BANK Co., Ltd.	45,392	10,004	—	55,396
Smart Private Equity Fund No. 2	3,000	—	—	3,000
Woori Bank-Company K Korea Movie Asset Fund	3,000	—	—	3,000
Well to Sea No. 3 Private Equity Fund	101,992	—	(509)	101,483
Partner One Value Up 1st Private Equity Fund	—	10,000	—	10,000
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	—	3,268	—	3,268
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	—	1,525	—	1,525

Total	4,148,795	205,363	(123,239)	4,230,919

(*)

The amount replaced from investments in associates to assets financial assets at FVOCI (K-IFRS 1109) is 98,932 million Won and the amount replaced from investments in associates to financial assets at FVTPL (K-IFRS 1109) is 6 million Won.

	For the nine months ended September 30, 2017
Investees	January 1, 2017	Acquisitions (*)	Disposals and others	Impairment	September 30, 2017
Woori FIS Co., Ltd.	35,362	—	—	—	35,362
Woori Private Equity Asset Management Co., Ltd.	43,227	—	—	—	43,227
Woori Finance Research Institute Co., Ltd.	3,364	—	—	—	3,364
Woori Card Co., Ltd.	1,174,260	100,000	—	—	1,274,260
Woori Investment Bank	79,992	—	—	—	79,992
Woori Private Equity Fund	9,018	—	(9,018)	—	—
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	79,100	—	—	281,471
PT Bank Woori Saudara Indonesia 1906 Tbk	215,400	112,613	—	—	328,013
Woori Global Markets Asia Limited	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Banco Woori Bank do Brazil S.A.	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	780,525	2,698	(59)	—	783,164
Woori Fund Service Co., Ltd.	10,000	—	—	—	10,000
Woori Finance Cambodia PLC.	4,600	11,250	—	—	15,850
Woori Finance Myanmar Co., Ltd.	2,389	11,260	—	—	13,649
Wealth Development Bank	25,675	—	(1,320)	—	24,355
Woori Bank Vietnam Limited	155,400	—	—	—	155,400
Kumho Tire Co., Inc.	175,652	—	—	—	175,652
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	5,418	—	(5,418)	—	—
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
Chin Hung International Inc.	67,467	41,053	—	(34,771)	73,749
Poonglim Industrial Co., Ltd.	4,256	—	—	(4,250)	6
STX Engine Co., Ltd.	44,615	—	—	—	44,615
SamHo Co., Ltd.	7,492	—	(7,492)	—	—
STX Corporation	7,424	8,546	—	(8,161)	7,809
Saman Corporation	8,521	—	—	—	8,521
Woori Growth Partnerships New Technology Private Equity Fund	13,602	15,099	(498)	—	28,203
2016KIF-IMM Woori Bank Technology Venture Fund	1,800	4,140	—	—	5,940
K BANK Co. Ltd.	32,500	11,172	—	—	43,672
Smart Private Equity Fund No.2	—	3,000	—	—	3,000
Woori Bank-Company K Korea Movie Asset Fund	—	1,500	—	—	1,500
Well to Sea No.3 Private Equity Fund	—	102,500	(250)	—	102,250

Total	3,779,169	503,931	(24,055)	(47,182)	4,211,863

(*)	Changes in investments in associates due to debt-equity swaps are 49,599 million Won.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Acquisition cost	394,404	378,004
Accumulated depreciation	(31,697)	(27,769)

Net carrying value	362,707	350,235

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2018	2017
Beginning balance	350,235	348,393
Acquisition	8,214	2,647
Depreciation	(2,789)	(2,679)
Transfers	7,025	(3,989)
Foreign currencies translation adjustments	22	(37)

Ending balance	362,707	344,335

(3)	Rental fee earned from investment properties is amounting to 10,724 million Won and 10,647 million Won for the nine months ended September 30, 2018 and 2017, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,466,998	848,363	585,542	394,985	7,910	3,303,798
Accumulated depreciation	—	(195,926)	(411,897)	(352,309)	—	(960,132)

Net carrying value	1,466,998	652,437	173,645	42,676	7,910	2,343,666

	December 31, 2017
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,472,170	848,668	498,298	385,398	64,241	3,268,775
Accumulated depreciation	—	(178,845)	(379,232)	(336,108)	—	(894,185)

Net carrying value	1,472,170	669,823	119,066	49,290	64,241	2,374,590

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Total
Beginning balance	1,472,170	669,823	119,066	49,290	64,241	2,374,590
Acquisitions	933	8,546	28,991	8,022	7,147	53,639
Disposals	—	—	(19)	(722)	—	(741)
Depreciation	—	(18,783)	(37,769)	(21,172)	—	(77,724)
Classified to assets held for sale	(3,651)	(2,592)	—	—	—	(6,243)
Transfer	(2,473)	(4,552)	63,283	—	(63,283)	(7,025)
Foreign currencies translation adjustments	19	4	69	69	(195)	(34)
Others	—	(9)	24	7,189	—	7,204

Ending balance	1,466,998	652,437	173,645	42,676	7,910	2,343,666

	For the nine months ended September 30, 2017
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Total
Beginning balance	1,472,720	679,766	121,573	54,558	13,663	2,342,280
Acquisitions	4,244	17,300	30,325	12,041	47,006	110,916
Disposals	(891)	(2,593)	(66)	(593)	—	(4,143)
Depreciation	—	(18,811)	(32,221)	(21,725)	—	(72,757)
Classified to assets held for sale	(3,642)	(1,059)	—	—	—	(4,701)
Transfer	4,200	(58)	67	—	(220)	3,989
Foreign currencies translation adjustments	(29)	(34)	(69)	(139)	(27)	(298)
Others	—	(9)	(219)	5,506	—	5,278

Ending balance	1,476,602	674,502	119,390	49,648	60,422	2,380,564

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	1,099	283,626	662,748	12,397	9,026	968,896
Accumulated amortization	(586)	(52,277)	(539,692)	—	—	(592,555)
Accumulated impairment losses	—	—	—	(655)	—	(655)

Net carrying value	513	231,349	123,056	11,742	9,026	375,686

	December 31, 2017
	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	951	81,224	575,148	11,870	153,209	822,402
Accumulated amortization	(471)	(26,827)	(489,433)	—	—	(516,731)
Accumulated impairment losses	—	—	—	(2,346)	—	(2,346)

Net carrying value	480	54,397	85,715	9,524	153,209	303,325

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018
	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Beginning balance	480	54,397	85,715	9,524	153,209	303,325
Acquisitions	149	25,603	37,259	2,772	82,960	148,743
Disposal	—	—	—	(1,021)	—	(1,021)
Amortization (*)	(116)	(25,442)	(50,255)	—	—	(75,813)
Reversal of impairment loss	—	—	—	455	—	455
Transfer	—	176,791	50,352	—	(227,143)	—
Foreign currencies translation adjustments	—	—	—	12	—	12
Others	—	—	(15)	—	—	(15)

Ending balance	513	231,349	123,056	11,742	9,026	375,686

(*)	Amortization of other intangible assets amounting to 38,483 million Won is included in other operating expenses.

	For the nine months ended September 30, 2017
	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Beginning balance	258	41,026	131,514	9,618	59,814	242,230
Acquisitions	146	16,422	13,541	220	80,027	110,356
Disposal	—	—	—	(316)	—	(316)
Amortization (*)	(72)	(7,067)	(42,132)	—	—	(49,271)
Impairment loss	—	—	—	(65)	—	(65)
Transfer	—	—	36	—	(36)	—
Foreign currencies translation adjustments	—	—	180	(16)	—	164
Others	—	(55)	(6,152)	—	—	(6,207)

Ending balance	332	50,326	96,987	9,441	139,805	296,891

(*)	Amortization of other intangible assets amounting to 36,419 million Won is included in other operating expenses.

17.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Investments in subsidiaries and associates	—	44,615
Premises and equipment	2,315	1,568

Total	2,315	46,183

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		September 30, 2018
		Collateral given to	Amount	Reason for collateral
Loans at amortized cost and other financial assets	Due from banks in local currency	Samsung Securities Co., Ltd. and others	19,151	Margin deposit for futures or options
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	127,478	Foreign margin deposit for futures or options and others
Financial assets at FVTOCI	Korean treasury, government bonds and others	The BOK and others	1,952,149	Settlement risk and others
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	5,548	Related to bonds sold under repurchase agreements (*)
	Korean treasury government bonds and others	The BOK and others	5,321,033	Settlement risk and others

		Total	7,425,359

(*)

The Bank has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Bank does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements).

		December 31, 2017
		Collateral given to	Amount	Reason for collateral
Loans and receivables	Due from banks in local currency	Samsung Securities Co., Ltd. and others	10,809	Margin deposit for futures or options
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	9,135	Foreign margin deposit for futures or options and others
Financial assets at FVTPL	Korean financial institutions’ debt securities and others	Yuanta Securities Co., Ltd. and others	501,523	Substitute securities and others
AFS financial assets	Korean treasury and corporate bonds	Korea Securities Depository	9,998	Related to bonds sold under repurchase agreements (*)
	Korean treasury, government bonds and others	The BOK and others	1,540,985	Settlement risk and others
HTM financial assets	Korean treasury and government bonds	Korea Securities Depository	5,436	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions’ debt securities and others	The BOK and others	7,601,016	Settlement risk and others

		Total	9,678,902

(*)

The Bank has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Bank does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements).

(2)	The Bank does not have assets acquired through foreclosure as of September 30, 2018 and December 31, 2017.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		September 30, 2018	December 31, 2017	Loaned to
Financial assets at FVTOCI	Korean treasury, government bonds and others	70,210	—	Korea Securities Finance Corporation
AFS financial assets	Korean treasury, government bonds and others	—	170,256	Korea Securities Finance Corporation and others

Total		70,210	170,256

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Bank does not derecognize these securities, there are no liabilities recognized through such transactions related to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of September 30, 2018 and December 31, 2017, are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	5,011,485	—

	December 31, 2017
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	17,538,936	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Prepaid expenses	203,660	113,835
Advance payments	100	839
Others	2,898	3,215

Total	206,658	117,889

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Financial liabilities at fair value through profit or loss mandatorily measured at fair value	2,034,396	—
Financial liabilities held for trading	—	3,165,182
Financial liabilities at fair value through profit or loss designated as upon initial recognition	187,533	—
Financial liabilities designated as at FVTPL	—	251,796

Total	2,221,929	3,416,978

(2)	Financial liabilities at fair value through profit or loss mandatorily measured at fair value(Financial liabilities held for trading) are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Deposits
Gold banking liabilities	27,266	25,964
Derivative liabilities	2,007,130	3,139,218

Total	2,034,396	3,165,182

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition(Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Equity-linked securities index
Equity-linked securities index in short position	187,533	160,057
Debentures
Debentures in local currency	—	91,739

Total	187,533	251,796

Financial liabilities at fair value through profit or loss designated as upon initial recognition are designated in order to eliminate or significantly reduce accounting mismatch arising from recognition or measurement.

(4)	Accumulated changes in credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition are as follows (Unit: Korean Won in millions):

September 30, 2018
Accumulated changes in credit risk adjustments	(60)

The adjustment to reflect Bank’s credit risk is considered in measuring the fair value of equity-linked securities index and debentures. The Bank’s credit risk is determined by adjusting credit spread observed in credit rating of Bank.

(5)

The difference between financial liabilities at fair value through profit or loss designated as upon initial recognition’s(Financial liabilities designated as at FVTPL) carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31,2017
Carrying amount	187,533	251,796
Nominal amount at maturity	219,154	255,408

Difference	(31,621)	(3,612)

(6)	Changes in equity in relation to financial liabilities at fair value through profit or loss designated as upon initial recognition

1)

Realized cumulative gain or loss designated in other comprehensive income due to derecognition of financial liabilities at fair value through profit or loss designated as upon initial recognition is nil for the nine months ended September 30, 2018.

2)

Cumulative gains on financial liabilities at fair value through profit or loss designated as upon initial recognition replaced to retained earnings from other comprehensive income are as follows (Unit: Korean Won in millions):

For the nine months ended September 30, 2018
Equity-linked securities index:	(5)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Deposits in local currency:
Deposits on demand	8,624,957	9,354,122
Deposits at termination	198,055,918	194,426,228
Mutual installment	31,475	34,055
Certificate of deposits	4,631,356	4,341,643

Sub-total	211,343,706	208,156,048

Deposits in foreign currency:

Deposits in foreign currencies	14,949,499	16,263,301

Present value discount	(59,609)	(35,193)

Total	226,233,596	224,384,156

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,454,339
Borrowing from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	1,814,404
Others	The Korea Development Bank and others	0.0 ~ 3.8	3,484,182

Sub-total			6,752,925

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 3.4	6,659,692
Offshore borrowings in foreign currencies	JPMORGAN CHASE BANK	2.8	33,381

Sub-total			6,693,073

Bills sold	Others	0.7 ~ 1.2	22,010
Call money	Banks and others	2.3 ~ 2.8	471,281
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 12.7	2,129
Present value discount			(58)

Total			13,941,360

	December 31, 2017
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,404,087
Borrowing from government funds	Small Enterprise and Market Service and others	0.0 ~ 2.9	1,723,340
Others	The Korea Development Bank and others	0.0 ~ 3.2	3,106,303

Sub-total			6,233,730

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 3.1	6,884,235
Offshore borrowings in foreign currencies	Commonwealth Bank	1.8	28,285

Sub-total			6,912,520

Bills sold	Others	0.0 ~ 1.2	36,953
Call money	Banks and others	1.5 ~ 2.7	476,773
Bonds sold under repurchase agreements	Other financial institutions	0.6 ~ 12.7	3,173
Present value discount			(165)

Total			13,662,984

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	September 30, 2018		December 31, 2017
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	1.6 ~ 4.5	16,190,621	1.5 ~ 5.8	16,965,338
Subordinated bonds	3.0 ~ 5.9	5,294,504	3.4 ~ 5.9	4,765,501

Sub-total		21,485,125		21,730,839

Discount on bonds		(27,765)		(23,373)

Total		21,457,360		21,707,466

(*)	Included debentures under fair value hedge relationships are 3,439,515 million Won and 3,089,751 million Won as of September 30, 2018 and December 31, 2017, respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Asset retirement obligation	61,500	56,243
Provisions for guarantees (*1)	84,110	185,557
Provisions for unused commitments	67,542	36,031
Provisions for customer reward credits	49,013	37,256
Other provisions (*2)	61,886	52,940

Total	324,051	368,027

(*1)	Provisions for guarantees include provision for financial guarantee of 47,526 million Won and 74,277 million Won as of September 30, 2018 and December 31, 2017, respectively.
(*2)	Other provisions consist of provision for litigation and others.

(2)	Changes in provisions for guarantees and unused commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the nine months ended September 30, 2018
	Stage1	Stage2	Stage3	Total
Beginning balance (*)	49,384	18,102	127,511	194,997
Replaced with 12-month expected credit loss	91	(91)	—	—
Replaced with expected credit loss for the entire period	(921)	91,943	(91,022)	—
Replaced with credit-impaired financial assets	(18)	(29)	47	—
Provisions used	(15,772)	—	—	(15,772)
Net reversal of unused amount	(3,550)	(83,327)	(22,423)	(109,300)
Others	14,185	—	—	14,185

Ending balance	43,399	26,598	14,113	84,110

(*)	The beginning balance was restated in accordance with K-IFRS 1109.

For the nine months ended September 30, 2017
Beginning balance	240,023
Provisions used	(17,223)
Reversal of provisions unused	(46,946)
Others	19,533

Ending balance	195,387

2)	Provisions for unused commitments

	For the nine months ended September 30, 2018
	Stage1	Stage2	Stage3	Total
Beginning balance (*)	42,106	13,100	167	55,373
Replaced with 12-month expected credit loss	1,882	(1,725)	(157)	—
Replaced with expected credit loss for the entire period	(1,006)	1,011	(5)	—
Replaced with credit-impaired financial assets	(56)	(73)	129	—
Net reversal of unused amount	(3,811)	16,094	(134)	12,149
Others	20	—	—	20

Ending balance	39,135	28,407	—	67,542

(*)	The beginning balance was restated in accordance with K-IFRS 1109.

For the nine months ended September 30, 2017
Beginning balance	53,919
Provisions used	(34)
Reversal of provisions unused	(1,529)

Ending balance	52,356

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2018	2017
Beginning balance	56,243	52,838
Provisions provided	1,211	1,336
Provisions used	(718)	(804)
Reversal of provisions unused	(989)	(715)
Amortization	412	312
Increase in restoration costs and others	5,341	3,243

Ending balance	61,500	56,210

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation -arising from leased premises as of September 30, 2018, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Bank has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Bank used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	37,256	52,940	90,196
Provisions provided	2,000	8,994	10,994
Provisions used	(61,773)	(4,401)	(66,174)
Transfer (*)	57,842	—	57,842
Others	13,688	4,353	18,041

Ending balance	49,013	61,886	110,899

(*)	As the credits of the affiliates were transferred to the Bank, the allowance for the provisions for customer reward credits increased for the nine months ended September 30, 2018.

	For the nine months ended September 30, 2017
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	18,170	15,523	33,693
Provisions provided	5,534	3,799	9,333
Provisions used	(50,547)	(3,026)	(53,573)
Transfer (*)	44,893	—	44,893
Others	18,701	—	18,701

Ending balance	36,751	16,296	53,047

(*)	As the credits of the affiliates were transferred to the Bank, the allowance for the provisions for customer reward credits increased for the nine months ended September 30, 2017.

24.	NET DEFINED BENEFIT LIABILITIES

The characteristics of the Bank’s defined benefit retirement pension plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and salary at the time of termination. The assets of the plans are measured at fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increase, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Bank is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with an interest rate calculated based on blue-chip corporate bonds’ earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue- chip bonds

A decrease in profitability of blue-chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns, but will bring an increase in the defined benefit obligation.

Risk of inflation

Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Present value of defined benefit obligation	1,099,380	990,007
Fair value of plan assets	(1,019,232)	(975,723)

Net defined benefit liabilities	80,148	14,284

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2018	2017
Beginning balance	990,007	919,707
Current service cost	97,513	101,343
Interest cost	22,953	19,137
Remeasurements	44,898	(28,033)
Foreign currencies translation adjustments	16	(36)
Retirement benefit paid	(56,007)	(30,839)
Curtailment or settlement	—	(10,928)

Ending balance	1,099,380	970,351

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2018	2017
Beginning balance	975,723	990,645
Interest income	24,122	22,077
Remeasurements	(12,208)	(11,056)
Employer’s contributions	87,000	15,000
Retirement benefit paid	(55,405)	(29,329)
Curtailment or settlement	—	(11,052)

Ending balance	1,019,232	976,285

(4)

Plan assets wholly consist of fixed deposits as of September 30, 2018 and December 31, 2017. Among plan assets, realized returns on plan assets amount to 11,914 million Won and 11,021 million Won for the nine months ended September 30, 2018 and 2017, respectively.

Meanwhile, the contribution expected to be paid in the current accounting year amounts to 125,818 million Won.

(5)

Current service cost, net interest income, loss(gain) on the curtailment or settlement and re-measurements recognized in the separate statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2018	2017
Current service cost	97,513	101,343
Net interest income	(1,169)	(2,940)
Loss (gain) on the curtailment or settlement	—	124

Cost recognized in net income	96,344	98,527

Remeasurements (*)	57,106	(16,977)

Cost recognized in total comprehensive income	153,450	81,550

(*)	This is an amount before considering the tax effects.

Retirement benefit service costs related to defined contribution plans amount to 1,497 million Won and 2,894 million Won for the nine months ended September 30, 2018 and 2017, respectively.

(6)	Key actuarial assumptions used in defined benefit liability measurement are as follows:

	September 30, 2018	December 31, 2017
Discount rate	3.03%	3.18%
Future wage growth rate	6.18%	6.18%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit liability is 12.91 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		September 30, 2018	December 31, 2017
Discount rate	Increase by 1% point	(102,625)	(91,364)
	Decrease by 1% point	119,427	106,296
Future wage growth rate	Increase by 1% point	118,744	105,849
	Decrease by 1% point	(103,971)	(92,682)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Other financial liabilities:
Accounts payable	7,257,006	4,079,676
Accrued expenses	1,808,111	1,874,837
Borrowing from trust accounts	4,100,671	3,363,579
Agency business revenue	846,848	344,591
Foreign exchanges payable	671,070	576,525
Domestic exchanges payable	5,698,320	1,304,416
Other miscellaneous financial liabilities	1,271,964	1,486,567
Present value discount	(794)	(770)

Sub-total	21,653,196	13,029,421

Other liabilities:
Unearned income	52,675	55,019
Other miscellaneous liabilities	123,518	80,667

Sub-total	176,193	135,686

Total	21,829,389	13,165,107

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2018
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	92,637	—	—	—	—
Swaps	150,761,241	13,716	225,990	38,094	212,803
Purchase options	580,000	—	9,547	—	—
Written options	565,000	—	—	—	10,862
Currency:
Futures	514,001	—	—	—	—
Forwards	86,035,619	—	755,431	—	816,079
Swaps	62,544,486	—	786,992	—	763,702
Purchase options	2,192,467	—	20,051	—	—
Written options	3,614,034	—	—	—	25,881
Equity:
Futures	303,600	—	—	—	—
Swaps	364,847	—	491	—	8,972
Purchase options	5,567,550	—	114,833	—	—
Written options	6,548,368	—	—	—	168,656
Others:
Futures	855	—	—	—	—
Swaps	3,603	—	184	—	175

Total	319,688,308	13,716	1,913,519	38,094	2,007,130

	December 31, 2017
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	75,845	—	—	—	—
Swaps	130,861,378	59,272	224,660	12,103	257,905
Purchase options	630,000	—	12,346	—	—
Written options	795,000	—	—	—	12,869
Currency:
Futures	290,457	—	—	—	—
Forwards	71,333,635	—	1,301,850	—	1,360,945
Swaps	47,445,136	—	1,347,815	—	1,347,905
Purchase options	2,291,154	—	64,267	—	—
Written options	4,038,237	—	—	—	58,687
Equity:
Futures	91,436	—	—	—	—
Purchase options	5,060,706	—	146,775	—	—
Written options	4,504,290	—	—	—	99,770
Others:
Futures	—	—	—	—	—
Swaps	7,805	—	1,056	—	1,037
Purchase options	—	—	—	—	—
Written options	5,000	—	—	—	100

Total	267,430,079	59,272	3,098,769	12,103	3,139,218

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives held for hedging are presented as a separate line item in the separate interim statements of financial position.

(2)	Overview of the Bank’s hedge accounting

As of the current period end, the Bank has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,439,515million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Bank entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value to the face value of the hedging instrument.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, the change in the total amount and price of the hedged item, or significant credit risk fluctuation of either party of the hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Bank expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Bank receives interest at a fixed interest rate and pays interest at a variable interest rate.

(3)	The nominal amounts of the hedging instrument as of September 30, 2018 are as follows (Unit: USD):

	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap	500,000,000	1,350,000,000	1,300,000,000	3,150,000,000

(4)	The average interest rate and average interest rate of the hedging instrument as of September 30, 2018 are as follows :

Average interest rate
Fair value hedge
Interest rate risk
Interest rate swap	Fixed 4.09% receipt and 4.07%% floating paid

(5)	The amounts related to items designated as hedging instruments as of September 30, 2018 are as follows (Unit: USD and Korean Won in millions):

		Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
	Nominal amounts of the hedging instrument	Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 3,150,000,000	13,716	38,094	Derivative assets (Held for hedging) Derivative liabilities (Held for hedging)	(77,215)

(6)	Details of carrying amount to hedged and amount adjusted due to hedge accounting as of September 30, 2018 are as follows (Unit: Korean Won in millions):

	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,439,515	—	13,405	Debentures	83,431

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges for the nine months ended September 30, 2018 are as follows (Unit: Korean Won in millions):

		Hedge ineffectiveness recognized in profit	Line item in the profit that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	6,216	Other net operating income

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2018	2017
Beginning balance	7,416	13,422
New transactions	19,710	500
Amounts recognized in losses	(3,758)	(5,271)

Ending balance	23,368	8,651

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of shares authorized and others are as follows:

	September 30, 2018	December 31, 2017
Shares of common stock authorized	5,000,000,000 shares	5,000,000,000 shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	676,000,000 shares	676,000,000 shares
Capital stock	3,381,392 million Won	3,381,392 million Won

(2)	There are no changes in the number of shares issued and outstanding for the nine months ended September 30, 2018 and 2017.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Capital in excess of par value	269,533	269,533

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rates (%)	September 30, 2018	December 31, 2017
Securities in local currency	June 20, 2008	June 20, 2038	7.7	—	255,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
	July 26, 2018	—	4.4	400,000	—
Securities in foreign currencies	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27, 2016	—	4.5	553,450	553,450
	May 16, 2017	—	5.3	562,700	562,700
Issuance cost				(13,837)	(12,912)

Total				3,161,963	3,017,888

The hybrid securities mentioned above are either without a maturity date or its maturity can be extended indefinitely at the maturity date without change of terms. Further, if a resolution is passed not to pay dividends on common stock, interest payments on the hybrid securities may not occur.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Accumulated other comprehensive loss:
Net loss on valuation of financial assets at FVTOCI	(87,642)	—
Gain on valuation of AFS financial assets	—	271,559
Net gain on financial liabilities at fair value through profit or loss designated as upon initial recognition due to own credit risk	44	—
Loss on foreign currency translation of foreign operations	(22,451)	(26,693)
Remeasurement loss related to defined benefit plan	(179,279)	(137,877)

Sub-total	(289,328)	106,989

Treasury shares	(34,113)	(34,113)
Other capital adjustments	(368)	(208,158)

Total	(323,809)	(135,282)

(2)	Changes in the accumulated other comprehensive loss are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018
	Beginning balance (*1)	Increase (decrease) (*2)(*3)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(121,818)	45,019	2,120	(12,963)	(87,642)
Gain (loss) on financial liabilities at fair value through profit or loss designated as upon initial recognition due to own credit risk	(96)	193	—	(53)	44
Gain (loss) on foreign currency translation of foreign operations	(26,693)	5,851	—	(1,609)	(22,451)
Remeasurement gain (loss) related to defined benefit plan	(137,877)	(57,106)	—	15,704	(179,279)

Total	(286,484)	(6,043)	2,120	1,079	(289,328)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Net gain(loss) on valuation of financial assets at FVTOCI included the 1,521 million Won transfer to retained earnings due to disposal of equity securities.
(*3)

Gain (loss) on financial liabilities at fair value through profit or loss designated as upon initial recognition due to own credit risk included the 5 million Won transfer to retained earnings due to redemption.

	For the nine months ended September 30, 2017
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS financial assets	319,698	66,725	(109,792)	10,423	287,054
Gain (loss) on foreign currencies translation of foreign operations	7,400	(16,888)	—	4,087	(5,401)
Remeasurement gain (loss) related to defined benefit plan	(154,443)	16,977	—	(4,109)	(141,575)

Total	172,655	66,814	(109,792)	10,401	140,078

(*)

For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period and “reclassification adjustments” represents disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		September 30, 2018	December 31, 2017
Legal reserve	Earned surplus reserve	1,857,754	1,729,754
	Other legal reserve	46,384	45,668

	Sub-total	1,904,138	1,775,422

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,759,804	7,418,806
	Regulatory reserve for credit loss	2,091,721	2,017,342
	Revaluation reserve	715,860	751,964
	Other voluntary reserve	—	11,700

	Sub-total	10,810,785	10,443,212

Conversion of loss on disposal of equity securities at FVTOCI to retained earnings		(279)	—
Derecognition of the credit risk on financial liabilities designated at FVTPL		4	—
Retained earnings before appropriation		1,881,531	1,041,925

	Total	14,596,179	13,260,559

i.	Earned surplus reserve

In accordance with Article 40 the Banking Act, earned surplus reserve is appropriated as at least one-tenth of the earnings after tax on every dividend declaration, not exceeding the paid-in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10% of net income after accumulated deficit for financial structure improvement until tangible common equity ratio equals 5.5%, but this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation are an autonomous judgment matter of the Bank since 2015.

v.	Additional reserve

Additional reserve was appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with paragraphs 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank limits such shortfall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

In accordance with attached table 3 of the Regulation on Supervision of Banking Business Enforcement Rules Revaluation reserve is the amount of limited dividends set by the board of directors to be recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2018 (*)	2017
Beginning balance	13,507,023	12,488,155
Net income	1,747,015	1,196,834
Dividends on common stock	(336,636)	(336,636)
Loss on disposal of equity securities at FVTOCI	(279)	—
Derecognition of the credit risk on financial liabilities designated at FVTPL	4	—
Capital adjustments due to appropriation of retained earnings	(208,158)	—
Dividends on hybrid securities	(112,790)	(129,921)

Ending balance	14,596,179	13,218,432

(*)	The beginning balance as of 2018 was restated in accordance with K-IFRS 1109.

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with paragraphs 1 and 2 of Article 29 of the Regulation on the Supervision of Banking Business (“RSBB”), the Bank shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Beginning balance	2,091,721	2,017,342
Planned provision (reversal) of regulatory reserve for credit loss	(159,292)	74,379

Ending balance	1,932,429	2,091,721

(2)

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net income before the provision of regulatory reserve	542,200	1,747,015	192,408	1,196,834
Provision of regulatory reserve for credit loss (*)	19,581	34,985	35,910	25,104
Adjusted net income after the provision of regulatory reserve	522,619	1,712,030	156,498	1,171,730
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)	721	2,375	174	1,548

(*)

The amount of reserve for credit loss for the nine months ended September 30, 2018 is calculated considering only the change in the reserve for credit loss after the accounting policy change due to adoption of K-IFRS 1109. Therefore, the effect of reducing the reserve for credit losses due to changes in accounting policies was excluded.

33.	DIVIDENDS

At the shareholders’ meeting on March 23, 2018, dividend payment for the year ended December 31, 2017 amounting to 336,636 million Won (500 Won per share) was approved and paid for the nine months ended September 30, 2018.

34.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL (K-IFRS 1109)	473	5,724	—	—
Financial assets at FVTPL (K-IFRS 1039)	—	—	4,846	13,724
Financial assets at FVTOCI	66,364	174,380	—	—
AFS financial assets	—	—	51,424	156,691
Securities at amortized cost	94,383	261,104	—	—
HTM financial assets	—	—	76,328	223,391
Financial assets at amortized cost:
Interest on due from banks	23,529	77,301	—	—
Interest on loans	1,929,236	5,589,684	—	—
Interest of other receivables	5,465	16,180	—	—

Sub-total	1,958,230	5,683,165	—	—

Loans and receivables:
Interest on due from banks	—	—	18,301	52,367
Interest on loans	—	—	1,725,221	5,019,385
Interest of other receivables	—	—	5,153	16,498

Sub-total	—	—	1,748,675	5,088,250

Total	2,119,450	6,124,373	1,881,273	5,482,056

(2)	Interest expenses recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Interest on deposits due to customers	690,704	1,954,083	549,979	1,639,326
Interest on borrowings	66,722	178,983	53,815	157,681
Interest on debentures	143,726	414,693	127,187	365,827
Other interest expense	20,737	63,764	16,584	53,856

Total	921,889	2,611,523	747,565	2,216,690

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Fees and commissions received (*)	191,319	578,503	192,455	570,616
Fees and commissions received for provision of guarantee	19,638	53,925	18,168	51,718
Fees and commissions received on project financing	1,905	18,800	5,421	11,755
Fees and commissions received on securities	20,147	66,677	19,658	59,344
Other fees and commissions received	47,195	158,567	43,426	114,872

Total	280,204	876,472	279,128	808,305

(*)

Fees and commissions received include fees income from agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Fees and commissions paid	36,350	106,437	38,238	101,451
Others	67	187	64	178

Total	36,417	106,624	38,302	101,629

36.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL (K-IFRS 1109)	15,193	46,443	—	—
Financial assets at FVTPL (K-IFRS 1039)	—	—	2	146
Financial assets at FVTOCI	1,308	10,553	—	—
AFS financial assets	—	—	48,442	110,034

Total	16,501	56,996	48,444	110,180

Details of net gain or loss on financial instrument at fair value through profit or loss mandatorily measured at fair value and financial assets held for trading are as follows (Unit: Korean Won in millions):

Nine month ended September 30, 2018
Dividend income recognized from assets held Equity securities	10,279
Dividend income recognized in assets derecognized	274

Total	10,553

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENT AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE (K-IFRS 1109 AND 1039)

(1)	Details of gain or loss related to net gain or loss on financial instruments at FVTPL (K-IFRS 1109 and 1039) are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain (loss) on financial instrument at fair value through profit or loss mandatorily measured at fair value	(29,049)	75,896	—	—
Gain on financial instrument held for trading	—	—	61,243	9,856
Loss on financial instrument at fair value through profit or loss designated as upon initial recognition	(6,532)	(3,655)	—	—
Loss on financial instruments designed as at fair value through profit or loss	—	—	(18,438)	(104,644)

Total	(35,581)	72,241	42,805	(94,788)

(2)

Details of Gain (loss) on financial instrument at fair value through profit or loss mandatorily measured at fair value and Gain (loss) on financial instrument held for trading are as follows (Unit: Korean Won in millions):

			2018		2017
			Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL (financial assets held for trading)	Securities	Gain on valuation	9,617	80,883	(2,062)	1,158
		Gain on disposals	8,352	20,983	1,426	7,342
		Loss on valuation	2,265	(14,269)	(725)	(1,039)
		Loss on disposals	(7,682)	(9,916)	(70)	(317)

		Sub-total	12,552	77,681	(1,431)	7,144

	Loans	Gain on valuation	1,129	4,193	—	—
		Loss on disposals	(117)	(117)	—	—

		Sub-total	1,012	4,076	—	—

	Other financial assets	Gain on valuation	46	2,015	1,742	4,813
		Gain on disposals	26	431	921	1,803
		Loss on valuation	(7)	(2,200)	(2,244)	(5,783)
		Loss on disposals	—	(83)	(315)	(549)

		Sub-total	65	163	104	284

Total financial assets held for trading			13,629	81,920	(1,327)	7,428

Derivatives (for trading)	Interest rate derivatives	Gain on transactions and valuation	343,252	948,235	242,785	677,012
		Loss on transactions and valuation	(322,816)	(917,191)	(238,469)	(661,348)

		Sub-total	20,436	31,044	4,316	15,664

	Currency derivatives	Gain on transactions and valuation	301,621	3,801,007	811,938	4,553,070
		Loss on transactions and valuation	(374,509)	(3,853,514)	(765,754)	(4,669,704)

		Sub-total	(72,888)	(52,507)	46,184	(116,634)

	Equity derivatives	Gain on transactions and valuation	72,102	320,153	95,400	398,300
		Loss on transactions and valuation	(62,350)	(304,750)	(83,339)	(294,890)

		Sub-total	9,752	15,403	12,061	103,410

	Other derivatives	Gain on transactions and valuation	121	1,864	474	2,670
		Loss on transactions and valuation	(99)	(1,828)	(465)	(2,682)

		Sub-total	22	36	9	(12)

	Total derivatives (for trading)		(42,678)	(6,024)	62,570	2,428

	Total		(29,049)	75,896	61,243	9,856

(3)

Details of Gain (loss) on financial instrument at fair value through profit or loss designated as upon initial recognition and Loss on financial instruments designed as at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain (loss) on equity-linked securities:
Loss on disposal of equity-linked securities	(254)	(1,788)	(27,988)	(43,865)
Gain(loss) on valuation of equity-linked securities	(6,278)	(3,464)	8,901	(60,813)

Sub-total	(6,532)	(5,252)	(19,087)	(104,678)

Gain(loss) on other financial instruments:
Gain on valuation of other financial instruments	—	1,597	649	34

Total	(6,532)	(3,655)	(18,438)	(104,644)

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI AND AFS FINANCIAL ASSETS

Details of net gain or loss on financial assets at FVTOCI and AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on disposal of securities	427	1,150	49,822	152,682
Impairment loss on securities	—	—	(2,611)	(15,233)

Total	427	1,150	47,211	137,449

39.	IMPAIRMENT REVERSAL(LOSS) DUE TO CREDIT LOSS

Impairment reversal (loss) due to credit loss are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Impairment loss due to credit loss on financial assets measured at FVTOCI	(540)	(997)	—	—
Impairment loss due to credit loss on securities at amortized cost	(393)	(585)	—	—
Reversal(provision) for credit loss on loan and other financial assets at amortized cost	(18,412)	55,491	—	—
Impairment loss due to credit loss	—	—	(157,455)	(385,165)
Reversal of provision on guarantee	23,044	109,300	1,728	46,946
Reversal of provision on (provision for) unused commitment	(16,046)	(12,148)	(1,059)	1,529

Total	(12,347)	151,061	(156,786)	(336,690)

40.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			2018		2017
			Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Salaries	Short-term employee benefits	Salaries	290,111	820,330	278,269	833,618
		Employee benefits	96,762	285,262	130,898	322,759
	Retirement benefit service costs		32,668	97,841	33,685	101,421
	Termination		—	17,769	298,780	303,191

	Sub-total		419,541	1,221,202	741,632	1,560,989

Depreciation and amortization			44,440	115,053	27,313	85,609
Other general and administrative expenses	Rent		62,962	190,314	62,020	188,991
	Taxes and public dues		19,210	73,286	18,002	69,926
	Service charges		50,120	144,640	45,032	129,987
	Computer and IT related		60,920	181,517	57,488	167,075
	Telephone and communication		8,698	26,035	8,471	24,266
	Operating promotion		7,814	24,533	8,727	26,651
	Advertising		14,205	30,970	11,353	37,928
	Printing		1,707	5,112	1,603	5,269
	Traveling		2,368	6,815	2,649	6,972
	Supplies		1,059	3,504	1,201	3,572
	Insurance premium		670	2,036	826	2,399
	Reimbursement		5,261	10,159	5,163	13,368
	Maintenance		3,575	10,399	3,654	9,408
	Water, light and heating		3,345	9,567	3,301	9,462
	Vehicle maintenance		2,011	5,590	1,988	5,929
	Others		1,324	4,357	1,561	4,695

	Sub-total		245,249	728,834	233,039	705,898

	Total		709,230	2,065,089	1,001,984	2,352,496

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on transactions of foreign exchange	133,848	900,889	534,101	2,077,941
Gain(loss) on disposals of loans and receivables (*1)	—	—	(907)	197,093
Gain(loss) related to derivatives (Held for hedging)	985	985	(4,316)	7,038
Gain on fair value hedge items	16,976	83,531	13,195	25,055
Others (*2)	29,316	30,305	—	57,644

Total	181,125	1,015,710	542,073	2,364,771

(*1)

Gain (loss) on disposal of loan and receivables occurred during the nine month ended September 30, 2018 was presented as a separate account named ‘Net gain related to financial assets at amortized cost’ in accordance with the adoption of K-IFRS 1109.

(*2)

Other income includes such income, amounting to 29,316 million Won and 28,800 million Won, respectively for the nine months ended September 30, 2018 and 2017 that the Bank recognized for it to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Losses on transactions of foreign exchange	4,628	620,117	489,396	1,740,063
KDIC deposit insurance premium	78,589	233,586	76,310	224,684
Contribution to miscellaneous funds	75,387	220,921	70,122	213,172
Loss on disposals of loans and receivables(*1)	—	—	7,411	7,411
Losses (gains) related to derivatives (Held for hedging)	15,954	78,290	10,728	22,539
Losses on fair value hedged items	—	—	(8,990)	6,856
Others (*2)	28,457	74,439	18,753	54,836

Total	203,015	1,227,353	663,730	2,269,561

(*1)

Loss on disposal of loan and receivables occurred during the nine month ended September 30, 2018 was presented as a separate account named ‘Net gain related to financial assets at amortized cost’ in accordance with the adoption of K-IFRS 1109.

(*2)

For the nine months ended September 30, 2018 and 2017, ‘other expense’ includes losses amounting to 1,412 million Won and 5,237 million Won, respectively, which are related to the Bank’s expected payments to other creditor financial institutions in accordance with the creditor financial institutions committee agreement. In addition, it includes 38,483 million Won and 36,419 million Won of intangible asset amortization expense.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in subsidiaries and associates are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Impairment loss of investments in subsidiaries and associates	—	—	(9,635)	(47,182)

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Other non-operating income	68,716	130,055	39,295	109,709
Other non-operating expenses	(12,118)	(48,353)	(16,833)	(50,576)

Total	56,598	81,702	22,462	59,133

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Rental fee income	3,841	11,177	3,674	10,979
Dividends from investments in subsidiaries and associates	7,089	30,793	9,246	27,510
Gains on disposal of investments in subsidiaries and associates	35,409	35,409	1,005	9,232
Gains on disposal of premises and equipment, intangible assets and other assets	11,414	25,280	11,104	12,713
Reversal of impairment loss of premises and equipment, intangible assets and other assets	150	491	56	88
Others	10,813	26,905	14,210	49,187

Total	68,716	130,055	39,295	109,709

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Depreciation of investment properties	932	2,789	890	2,678
Interest expenses of refundable deposits	161	453	111	332
Loss on disposals of premises and equipment, intangible assets and other assets	727	829	719	1,156
Impairment loss on premises and equipment, intangible assets and other assets	34	36	109	153
Donation	7,389	28,201	9,226	21,811
Others	2,875	16,045	5,778	24,446

Total	12,118	48,353	16,833	50,576

42.	INCOME TAX EXPENSE

(1)	Details of income tax expense are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2018	2017
Current tax expense:
Current tax expense with respect to the current period	340,334	373,700
Adjustments recognized in the current period in relation to the tax expense of prior periods	5,870	(4,376)

Sub-total	346,204	369,324

Deferred tax expense(income):	—
Changes in deferred tax assets (liabilities) relating to the temporary differences	241,884	(33,701)
Deferred tax expenses charged directly to other equity	1,077	10,401
Others(tax effect charged directly to equity due to the adoption of K-IFRS 1109)	56,522	—

Sub-total	299,483	(23,300)

Income tax expense	645,687	346,024

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2018	2017
Net income before income tax expense	2,392,702	1,542,858
Tax calculated at statutory tax rate (*)	657,531	372,910
Adjustments:
Effect of income that is exempt from taxation	(33,043)	(34,581)
Effect of expenses that are not deductible in determining taxable income	7,380	7,381
Adjustments recognized in the current period in relation to the current tax of prior periods	5,870	(4,376)
Others	7,949	4,690

Sub-total	(11,844)	(26,886)

Income tax expense	645,687	346,024

Effective tax rate	27%	22.4%

(*)

The applicable income tax rate: 1) 11% for taxable income below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 20 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Details of accumulated deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Net gain on valuation of financial assets at FVTOCI	33,226	—
Loss on valuation of AFS securities	—	(103,005)
Gain on foreign currency translation of foreign operations	8,516	10,125
Remeasurement of the net defined benefit liability	68,002	52,298

Total	109,744	(40,582)

43.	EARNINGS PER SHARE(“EPS”)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net income attributable to Owners	542,200	1,747,015	192,408	1,196,834
Dividends to hybrid securities	(37,189)	(112,790)	(39,098)	(129,921)
Net income attributable to common shareholders	505,011	1,634,225	153,310	1,066,913
Weighted-average number of common shares outstanding	673 shares in million	673 shares in million	673 shares in million	673 shares in million
Basic EPS (Unit: Korean Won)	750	2,428	228	1,585

Diluted EPS is equal to basic EPS because there is no dilution effect for the nine months ended September 30, 2018 and 2017.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Confirmed guarantees:
Guarantees for loans	140,876	157,299
Acceptances	187,605	229,705
Guarantees in acceptance of imported goods	133,132	108,238
Other confirmed guarantees	6,137,219	6,322,111

Sub-total	6,598,832	6,817,353

Unconfirmed guarantees:
Local letters of credit	341,948	383,117
Letters of credit	3,402,806	3,615,934
Other unconfirmed guarantees	791,267	485,123

Sub-total	4,536,021	4,484,174

Commercial paper purchase commitments and others	2,530,396	2,288,201

Total	13,665,249	13,589,728

(2)	Details of loan commitments and other commitments are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Loan commitments	64,756,002	50,214,855
Other commitments	2,095,473	1,902,703

(3)	Litigation case

Legal cases where the Bank is involved in are as follows (Unit: Korean Won in millions):

	September 30, 2018
	As plaintiff	As defendant
Number of cases (*)	53 cases	146 cases
Amount of litigation	401,727	258,952
Provisions for litigations	18,270

	December 31, 2017
	As plaintiff	As defendant
Number of cases (*)	65 cases	130 cases
Amount of litigation	403,832	242,858
Provisions for litigations	7,750

(*)	The number of lawsuits as of September 30, 2018 and December 31, 2017 does not include fraud lawsuits, etc. and those lawsuits that are filed only to extend the statute of limitation.

(4)	Other

The Bank provides settlement services for payments in Korean Won to facilitate trade transactions between Korea and Iran. In connection with these services, the Bank is currently being investigated by US government agencies including US prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) as to whether the Bank has violated US laws by participating in prohibited transactions with countries sanctioned by the United States. The Bank has decided not to disclose the required disclosures stated in K-IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’ as such information may adversely affect the current investigation against the Bank.

45.	RELATED-PARTY TRANSACTIONS

Related parties of the Bank as of September 30, 2018, and December 31, 2017, and assets and liabilities recognized, guarantees and commitments, and major transactions with related parties for the nine months ended September 30, 2018 and 2017 are as follows:

(1)	Related parties

Related parties
Subsidiaries	Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori Credit Information Co., Ltd., Woori America Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Global Markets Asia Limited, Woori Bank China Limited, AO Woori Bank, Banco Woori Bank do Brasil S.A., Korea BTL Infrastructure Fund, Woori Fund Service Co., Ltd., Woori Finance Cambodia PLC., Woori Finance Myanmar Co., Ltd., Wealth Development Bank, Woori Bank Vietnam Limited, WB Finance Co., Ltd., TUTU Finance-WCI Myanmar Co., Ltd., Woori Bank Principal and Interest Guaranteed Trust, Woori Bank Principal Guaranteed Trust, Kumho Trust First Co., Ltd. and 36 SPCs, Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 and 3 beneficiary certificates

Associates	Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc, 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and others (Dongwoo C & C Co., Ltd. and 26 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		Title of account	September 30, 2018	December 31, 2017
Subsidiaries	Woori FIS Co., Ltd.	Other assets	169	114
		Deposits due to customers	24,050	27,216
		Other liabilities	16,887	18,365
	Woori Private Equity Asset Management Co., Ltd.	Deposits due to customers	1,509	2,410
		Other liabilities	—	1
	Woori Finance Research Institute Co., Ltd.	Deposits due to customers	4,027	2,718
		Other liabilities	7	517
	Woori Card Co., Ltd.	Other assets	15,240	20,209
		Deposits due to customers	82,841	65,326
		Other liabilities	16,547	14,457
		Derivative liabilities	716	1,232
	Woori Investment Bank Co., Ltd.	Cash and cash equivalents	100,000	—
		Loans	44,900	22,600
		Loss allowance	—	(23)
		Other assets	23,505	—
		Deposits due to customers	6,486	7,755
		Other liabilities	25,902	2,391
	Woori Credit Information Co., Ltd.	Other assets	—	2
		Deposits due to customers	14,719	15,585
		Other liabilities	10,699	10,739
	Woori America Bank	Cash and cash equivalents	3,872	3,658
	PT Bank Woori Saudara Indonesia 1906 Tbk	Cash and cash equivalents	10,968	5,180
		Loans	311,556	160,710
		Loss allowance	(701)	(166)
		Deposits due to customers	—	72
	Woori Global Markets Asia Limited	Loans	318,965	172,184
		Loss allowance	(103)	(70)
		Deposits due to customers	3,424	6,057
		Other liabilities	—	23
Subsidiaries	Woori Bank China Limited	Cash and cash equivalents	20,489	23,602
		Loans	255,921	246,422
		Loss allowance	(509)	(230)
		Other assets	6,800	108,650
		Deposits due to customers	41,459	73,264
		Other liabilities	5,029	107,791
	AO Woori Bank	Cash and cash equivalents	13,109	16,222
		Loans	50,725	53,426
		Loss allowance	(114)	(55)
		Other assets	66	44
	Banco Woori Bank do Brasil S.A.	Loans	1,224	1,607
		Loss allowance	—	(1)
	Korea BTL Infrastructure Fund	Other assets	9	9
	Woori Fund Service Co., Ltd.	Deposits due to customers	7,896	6,458
		Other liabilities	1,170	829
	Woori Finance Cambodia PLC.	Loans	60,086	32,142
		Loss allowance	(60)	(13)
		Other liabilities	8	2
	Woori Finance Myanmar Co., Ltd.	Loans	4,451	4,286
		Loss allowance	(4)	(2)

Related party		Title of account	September 30, 2018	December 31, 2017
	Woori Bank Vietnam Limited	Loans	17,636	17,410
		Loss allowance	(166)	(143)
		Other assets	152,340	111,705
		Deposits due to customers	1,288	—
		Borrowings	55,635	—
	WB Finance Co., Ltd. (*1)	Loan	80,114	—
		Loss allowance	(80)	—
		Other liabilities	23	—
	Woori Bank Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other assets	7,720	1,510
		Other liabilities	117,308	91,762
	Structured entities	Loans	2,736	2,102
		Loss allowance	(4)	(302)
		Other assets	100	40
		Derivative assets	6,379	725
		Deposits due to customers	6,460	11,853
		Other liabilities	3,298	1,629
		Derivative liabilities	758	2,740
	Beneficiary certificates	Other assets	2	2
Associates	Kumho Tire Co., Inc.(*2)	Loans	—	170,553
		Loss allowance	—	(156,621)
		Deposits due to customers	—	666
		Other liabilities	—	1
	Woori Service Networks Co., Ltd.	Deposits due to customers	1,792	1,311
		Other liabilities	308	325
	Korea Credit Bureau Co., Ltd.	Deposits due to customers	7,219	5,586
		Other liabilities	14	54
	Korea Finance Security Co., Ltd.	Deposits due to customers	3,291	2,854
		Other liabilities	3	7
	Chin Hung International Inc.	Deposits due to customers	12,141	46,220
		Other liabilities	2,881	1,656
Associates	Poonglim Industrial Co., Ltd. (*3)	Deposits due to customers	—	4
	STX Engine Co., Ltd. (*4)	Loans	—	106,044
		Loss allowance	—	(88,603)
		Deposits due to customers	—	18,092
		Other liabilities	—	29
	STX Corporation(*4)	Loans	—	47,664
		Loss allowance	—	(31,164)
		Deposits due to customers	—	77,555
		Other liabilities	—	27
	Well to Sea No. 3 Private Equity Fund	Loans	70,632	73,810
		Loss allowance	(73)	(39)
		Deposits due to customers	1,788	61
		Other liabilities	72	27
	Others (*5)	Loans	260	499
		Loss allowance	(234)	(471)
		Other assets	—	1
		Deposits due to customers	5,871	2,906
		Other liabilities	159	73

(*1)	The Bank acquired over 50% ownership of WB Finance Co., Ltd. during the nine months ended September 30, 2018.
(*2)

The Bank lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the nine months ended September 30, 2018, and thus the entity was excluded from the list of associates.

(*3)

The Bank does not have significant influence over the entity due to the fact that the entity went through workout process during the nine months ended September 30, 2018, and thus the entity was excluded from the list of associates.

(*4)	The shares of the entity were sold after it was transferred to assets held for sale during the nine months ended September 30, 2018 and thus was excluded from the list of associates.
(*5)	Others include Saman Corporation, Kyesan Engineering Co., Ltd, DAEA SNC Co., Ltd., etc., as of September 30, 2018 and December 31, 2017.

(3)	Gain or loss from transactions with related parties is as follows (Unit: Korean Won in millions):

			For the nine months ended September 30
Related party		Title of account	2018	2017
Corporation that has significant influence over the Bank	KDIC(*1)	Interest expenses	—	15,331
Subsidiaries	Woori FIS Co., Ltd.	Fees income	397	385
		Other income	5,634	5,347
		Other expenses	173,614	159,552
	Woori Private Equity Asset Management Co., Ltd.	Fees income	15	9
		Interest expenses	6	5
	Woori Finance Research Institute Co., Ltd.	Fees income	8	7
		Interest expenses	37	29
		Fees expenses	4,125	4,218
	Woori Card Co., Ltd.	Fees income	107,708	108,936
		Gains related to derivatives	516	—
		Other income	1,114	567
		Interest expenses	48	33
		Fees expenses	76	8
		Losses related to derivatives	6	—
		Other expenses	—	635
Subsidiaries	Woori Investment Bank Co., Ltd.	Fees income	532	460
		Interest income	1,417	737
		Other income	372	4,085
		Interest expenses	15	16
		Other expenses	—	7,020
		Impairment losses due to credit loss (reversal of provision for credit loss)	(23)	38
	Woori Private Equity Fund(*2)	Fees income	—	1
		Interest expenses	—	1
	Woori Credit Information Co., Ltd.	Fees income	49	43
		Dividends income	—	504
		Other income	304	294
		Interest expenses	171	141
		Fees expenses	9,164	8,050
	Woori America Bank	Fees income	162	—
		Other income	13	—
	PT Bank Woori Saudara Indonesia 1906 Tbk	Interest income	—	1,905
		Dividends income	6,127	3,300
		Impairment losses due to credit loss (reversal of provision for credit loss)	535	(65)

			For the nine months ended September 30
Related party		Title of account	2018	2017
	Woori Global Markets Asia Limited	Interest income	4,634	1,964
		Fees income	—	11
		Interest expenses	—	5
		Impairment losses due to credit loss	33	49
	Woori Bank China Limited	Interest income	5,768	2,551
		Interest expenses	483	503
		Impairment losses due to credit loss (reversal of provision for credit loss)	279	(201)
	AO Woori Bank	Interest income	684	408
		Impairment losses due to credit loss	59	8
	Banco Woori Bank do Brasil S. A	Interest income	26	22
		Reversal of provision for credit loss	(1)	(3)
	Korea BTL Infrastructure Fund	Dividends income	23,755	20,796
		Fees income	58	58
	Woori Fund Service Co., Ltd.	Fees income	18	14
		Other income	137	122
		Interest expenses	75	72
	Woori Finance Cambodia PLC.	Interest income	1,431	481
		Impairment losses due to credit loss (reversal of provision for credit loss)	47	(3)
	Woori Finance Myanmar Co., Ltd.	Interest income	112	87
		Impairment losses due to credit loss	2	2
	Woori Bank Vietnam Limited	Interest income	451	590
		Interest expense	2,106	—
		Impairment losses due to credit loss	23	163
Subsidiaries	WB Finance Co., Ltd. (*3)	Interest income	216	—
		Impairment losses due to credit loss	80	—
	Woori Bank Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other income	6,211	5,772
		Interest expenses	1,120	502
		Other expenses	24	24
	Structured entities	Interest income	83	8
		Fees income	7,957	5,256
		Gains related to derivatives	7,288	—
		Interest expenses	7	7
		Reversal of provision for credit loss	(298)	(1,480)
Associates	Kumho Tire Co., Inc.(*4)	Interest income	1,098	2,155
		Fees income	—	6
		Interest expenses	—	1
		Impairment losses due to credit loss (reversal of provision for credit loss)	(156,621)	42,113
	Woori Blackstone Korea Opportunity No.1 Private Equity Fund(*5)	Dividend income	—	2,700

			For the nine months ended September 30
Related party		Title of account	2018	2017
Associates	Woori Service Networks Co., Ltd.	Dividend income	2	8
		Other income	22	22
		Interest expenses	10	19
	Korea Credit Bureau Co., Ltd.	Dividend income	113	149
		Interest expenses	29	60
	Korea Finance Security Co., Ltd.	Dividends income	54	54
		Interest expenses	8	8
	Chin Hung International Inc.	Interest income	—	364
		Fees income	—	1
		Interest expenses	35	18
		Reversal of provision for credit loss	—	(4,011)
	STX Engine Co., Ltd.(*6)	Interest income	333	1,011
	.	Fees income	—	28
		Interest expenses	86	109
		Impairment losses due to credit loss (reversal of provision for credit loss)	(88,603)	7,654
	Samho International Co., Ltd.(*7)	Interest income	—	486
		Fees income	—	6
		Interest expenses	—	334
		Reversal of provision for credit loss	—	(628)
	STX Corporation(*6)	Interest income	—	219
		Fees income	—	60
		Interest expenses	2	4
		Reversal of provision for credit loss	(31,164)	(61,140)
	Well to Sea No. 3 Private Equity Fund (*8)	Interest income	1,736	—
		Interest expenses	8	—
		Impairment losses due to credit loss	34	85
	Others (*9)	Other income	10	—
		Interest expenses	29	10
		Impairment losses due to credit loss (reversal of provision for credit loss)	(237)	67

(*1)	As its ownership interest in the Bank is lower than 20% as of December 31, 2017, it has been excluded from the ‘corporation that has significant influence over the Bank’ category.
(*2)	The entity is not in scope for consolidation due to its liquidation for the year ended December 31, 2017.
(*3)	The Bank acquired over 50% ownership of WB Finance Co., Ltd. during the nine months ended September 30, 2018.
(*4)

The Bank lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the nine months ended September 30, 2018, and thus the entity was excluded from the list of associates.

(*5)	The entity is excluded from the list of associates due to its liquidation for the year ended December 31, 2017.
(*6)	The shares of the entity were sold after it was transferred to assets held for sale during the nine months ended September 30, 2018 and thus was excluded from the list of associates.
(*7)	The shares of the entity were sold after it was transferred to assets held for sale during the year ended December 31, 2017 and thus was excluded from the list of associates.
(*8)	Due to capital contribution, the entity was included in the list of associates during the year ended December 31, 2017.
(*9)	Others include the amount transacted with Saman Corporation, Kyesan Engineering Co., Ltd., DAEA SNC Co., Ltd., etc., for the nine months ended September 30, 2018 and 2017.

(4)	Major loan transactions with related parties for the nine months ended September 30, 2018 and September 30, 2017 are as follows (Unit: Korean Won in millions):

		For the nine months ended September 30, 2018
Related parties		Beginning balance	Loan	Collection	Others	Ending balance(*1)
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	160,710	201,456	53,570	2,960	311,556
	Woori Global Markets Asia Limited	172,184	214,319	283,070	207	103,640
	Woori Bank China Limited	246,422	458,997	449,837	339	255,921
	AO Woori Bank	53,426	98,422	101,123	—	50,725
	Banco Woori Bank do Brasil S.A.	1,607	2,682	3,065	—	1,224
	Woori Finance Cambodia PLC.	32,142	26,849	—	1,095	60,086
	Woori Finance Myanmar Co., Ltd.	4,286	—	—	165	4,451
	Woori Bank Vietnam Limited	17,410	—	449	675	17,636
	WB Finance Co., Ltd. (*2)	—	80,114	—	—	80,114
	Woori Investment Bank Co., Ltd.	22,600	44,900	22,600	—	44,900
	Structured entities	2,102	892	341	83	2,736
Associates	Kumho Tire Co., Inc.(*3)	57,470	—	7,057	(50,413)	—
	Well to Sea No. 3 Private Equity Fund (*4)	73,810	11,822	15,000	—	70,632
	STX Engine Co., Ltd. (*5)	39,886	—	2,177	(37,709)	—

		For the nine months ended September 30, 2017
Related parties		Beginning balance	Loan	Collection	Others	Ending balance(*1)
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	157,105	57,193	94,613	(5,015)	114,670
	Woori Global Markets Asia Limited	146,724	186,170	165,781	(2,631)	164,482
	Woori Bank China Limited	247,743	207,547	339,931	(689)	114,670
	AO Woori Bank	43,861	89,929	84,842	108	49,056
	Banco Woori Bank do Brasil S.A.	1,813	—	—	(93)	1,720
	Woori Finance Cambodia PLC.	24,170	8,483	8,341	(1,378)	22,934
	Woori Finance Myanmar Co., Ltd	2,417	2,279	—	(109)	4,587
	Woori Bank Vietnam Limited	—	24,843	6,325	116	18,634
	Woori Investment Bank Co., Ltd.	—	27,600	2,500	—	25,100
	Structured entities	13,627	295	267	195	13,850
Associates	Kumho Tire Co., Inc.(*3)	50,413	—	—	—	50,413
	Well to Sea No. 3 Private Equity Fund (*4)		80,000	—	—	80,000
	STX Engine Co., Ltd. (*5)	44,797	—	7,088	—	37,709

(*1)	Settlement payment from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase or decrease.
(*2)	The Bank acquired over 50% ownership of WB Finance Co., Ltd. during the nine months ended September 30, 2018.
(*3)

The Bank lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the nine months ended September 30, 2018, and thus the entity was excluded from the list of associates.

(*4)	Due to capital contribution, the entity was included in the list of associates during the year ended December 31, 2017.
(*5)	The shares of the entity were sold after it was transferred to assets held for sale during the nine months ended September 30, 2018 and thus was excluded from the list of associates.

(5)

There are no major borrowing transactions with related parties other than those of 55,635 million Won in foreign currency call-money transactions with Woori Bank Vietnam Limited during the nine months ended September 30, 2018. And there are no major borrowing transactions with related parties for the nine months ended September 30, 2017.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	September 30, 2018	December 31, 2017
Woori Card Co., Ltd.	Loan commitment	500,000	500,000
Woori Investment Bank Co., Ltd.	Loan commitment	50,000	50,000
Woori America Bank	Confirmed guarantees in foreign currencies	—	1,388
PT Bank Woori Saudara Indonesia 1906 Tbk	Confirmed guarantees in foreign currencies and others	133,576	151,385
Woori Bank China Limited	Confirmed guarantees in foreign currencies and others	62,485	69,940
AO Woori Bank	Confirmed guarantees in foreign currencies	29,462	34,683
Banco Woori Bank do Brasil S.A.	Confirmed guarantees in foreign currencies and others	44,592	22,987
Woori Global Markets Asia Limited	Confirmed guarantees in foreign currencies	8,924	—
Korea BTL Infrastructure Fund	Securities purchase contract	303,578	311,078
Woori Finance Cambodia PLC.	Loan commitment	28,930	16,071
Woori Bank Vietnam Limited	Confirmed guarantees in foreign currencies and others	23,650	26,285
WB Finance Co., Ltd. (*1)	Loan commitment	86,791	—
Structured entities	Loan commitment in local currency	1,324,240	830,100
	Loan commitment	1,664	810
	Securities purchase contract	1,274	—
Kumho Tire Co., Inc.(*2)	Import credit in foreign currencies and others	—	4,181
Chin Hung International Inc.	Loan commitment	31,749	31,749
STX Engine Co., Ltd. (*3)	Import credit in foreign currencies and others	—	68,858
STX Corporation(*3)	Import credit in foreign currencies and others	—	17,557
Well to Sea No. 3 Private Equity Fund	Loan commitment	239,368	236,190

(*1)	The Bank acquired over 50% ownership of WB Finance Co., Ltd. during the nine months ended September 30, 2018.
(*2)

The Bank lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the nine months ended September 30, 2018, and thus the entity was excluded from the list of associates.

(*3)	The shares of the entity were sold after it was transferred to assets held for sale during the nine months ended September 30, 2018 and thus was excluded from the list of associates.

For the guarantees provided to the related parties, the Bank recognized provisions for guarantees amounting to 4,030 million Won and 74,205 million Won as of September 30, 2018 and December 31, 2017, respectively.

The amount of guarantees and unused commitments provided by the related parties to the Bank as of September 30, 2018 and December 31, 2017 are as follows (Unit: Korean Won in millions):

	Warranty	September 30, 2018	December 31, 2017
Woori Card Co., Ltd.	Loan commitment in local currency	177,129	178,893

(7)	Commitments of derivatives to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	September 30, 2018	December 31, 2017
Woori Card Co., Ltd.	Unsettled commitment	100,000	100,000
Structured entities	Unsettled commitment	1,198,000	782,914

(8)	Details of compensation to key management are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2018	2017
Salaries	9,054	9,340
Severance and retirement benefits	371	372

Total	9,425	9,712

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 2,128 million Won and 7,230 million Won, respectively, as of September 30, 2018, and with respect to the assets, the Bank has not recognized any allowance nor related impairment loss due to credit losses.

(9)	The Bank and Woori Card Co., Ltd. have joint obligation on the liability of the Bank that arose prior to the spin-off of Woori Card Co., Ltd.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	September 30, 2018	December 31, 2017	2018		2017
			For the three months ended September 30	For the nine months ended September 30	For the three months ended September 30	For the nine months ended September 30
Trust accounts	51,583,512	43,895,511	265,867	807,235	268,593	684,909

(2)	Receivables and payables between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Receivables:
Trust fees receivable	36,227	25,286
Payables:
Deposits due to customers	592,804	585,832
Borrowings from trust accounts	2,993,472	2,711,529

Total	3,586,276	3,297,361

(3)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	2018		2017
	For the three months ended September 30	For the nine months ended September 30	For the three months ended September 30	For the nine months ended September 30
Revenue:
Trust fees	43,388	143,480	40,130	105,337
Termination fees	687	5,721	—	—

Total	44,075	149,201	40,130	105,337

Expense:
Interest expenses on deposits due to customers	2,006	6,025	3,103	15,503
Interest expenses on borrowings from trust accounts	9,375	29,476	7,652	23,338

Total	11,381	35,501	10,755	38,841

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows:

1)	The carrying values of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Principal guaranteed trusts:
Old-age pension trusts	3,583	4,058
Personal pension trusts	519,814	530,556
Pension trusts	808,751	791,920
Retirement trusts	45,275	50,035
New personal pension trusts	8,176	8,563
New old-age pension trusts	2,265	2,467

Sub-total	1,387,864	1,387,599

Principal and fixed rate of return guaranteed trusts:
Development trusts	19	19
Unspecified money trusts	815	801

Sub-total	834	820

Total	1,388,698	1,388,419

2)	The amounts that the Bank must pay by the principal guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Liabilities for the account (subsidy for trust account adjustment)	24	32

47.	ESTABLISHMENT OF A FINANCIAL HODING COMPANY AND PLAN OF STOCK TRANSFER

The Bank’s board of directors held a meeting on June 19, 2018, approving the share transfer plan which was formulated to facilitate the establishment of a financial holding company by means of comprehensive share transfer. In relation to the establishment of the financial holding company, the Bank has acquired approval from the Financial Services Committee last November 7, 2018.

The six companies subject to the share transfer plan include a Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd. The Bank is planning to establish to the financial holding company during the January of 2019 after approval from the annual shareholders’ meeting, etc., the six companies mentioned above will become fully owned subsidiaries of the said financial holding company.

After the financial holding company is established, the shares of the Bank will be delisted from the Korea Stock Exchange and New York Stock Exchange during the first half of the 2019, and the shares of the newly established financial holding company will be listed on both Korea Stock Exchange and New York Stock Exchange.